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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                       FOR THE QUARTER ENDED JUNE 30, 2001

                                   ----------

                                  WIPRO LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                   ----------

                                 NOT APPLICABLE
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                                KARNATAKA, INDIA
                 (JURISDICTION OF INCORPORATION OR ORGANIZATION)


                                  DODDAKANNELLI
                                  SARJAPUR ROAD
                       BANGALORE, KARNATAKA 560035, INDIA
                                 +91-80-844-0011
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)


Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

      Form 20-F  [X]                               Form 40-F   [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g- 3-2(b) under the Securities Exchange Act of 1934.

      Yes  [ ]                                     No   [X]

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

      Not applicable.

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

               CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

            Unless the context otherwise requires, references herein to "The Company" or to "Wipro" are to Wipro Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. "Wipro" is a registered trademark of the company in India and the United States. All other trademarks or tradenames used in this Quarterly Report on Form 6-K ("Quarterly Report") are the property of their respective owners.

            In this Quarterly Report, references to "$" or "dollars" or "U.S. Dollars" are to the legal currency of the United States, and references to "Rs." or "Rupees" or "Indian Rupees" are to the legal currency of India. The Company's financial statements are presented in Indian Rupees and translated into U.S. Dollars and are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). Except as otherwise specified, financial information is presented in dollars. References to a particular "fiscal" year are to the Company's fiscal year ended March 31 of such year.

            Unless otherwise specified herein, financial information has been converted into dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank (the "Noon Buying Rate") as of June 29, 2001, the last working day of the quarter, which was Rs. 47.09 per $1.00. For the convenience of the reader, this Quarterly Report contains translations of certain Indian rupee amounts into U.S. Dollars which should not be construed as a representation that such Indian Rupee or U.S. Dollar amounts referred to herein could have been, or could be, converted to U.S. Dollars or Indian Rupees, as the case may be, at any particular rate, the rates stated below, or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

                 FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

            In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Risk Factors" and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report and in the company's periodic reports and other documents filed with the Securities and Exchange Commission ("SEC") from time to time.

                                  WIPRO LIMITED
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                        AS OF JUNE 30,
                                                       --------------------------------------------
                                                            2000            2001            2001
                                                       -------------     -----------    -----------
                                                         (UNAUDITED)     (UNAUDITED)    (UNAUDITED)
                          ASSETS
Current assets:
  Cash and cash equivalents (Note 4) ................  Rs.   685,823   Rs. 4,631,601    $    98,356
  Restricted cash (Note 4) ..........................              -               -              -
  Accounts receivable, net of allowances (Note 5) ...      4,378,672       5,434,498        115,407
  Inventories (Note 6) ..............................      1,743,936       1,824,524         38,745
  Investment securities (Note 8) ....................        162,313         152,152          3,231
  Deferred income taxes (Note 23) ...................         34,956         104,549          2,220
  Other current assets (Note 7) .....................      1,356,786       3,438,066         73,011
                                                       -------------   -------------    -----------
    Total current assets ............................      8,362,486      15,585,390        330,970
                                                       -------------   -------------    -----------
Investment securities (Note 8) ......................        134,699       2,892,577         61,427
Property, plant and equipment, net (Note 9) .........      3,836,198       5,971,161        126,803
Investments in affiliates (Note 14) .................        679,495         734,159         15,591
Deferred income taxes (Note 23) .....................        256,073         132,146          2,806
Intangible assets, net (Note 10) ....................         10,295         788,236         16,739
Other assets (Note 7) ...............................        327,189         538,962         11,445
                                                       -------------   -------------    -----------
    Total assets ....................................  Rs.13,606,435   Rs.26,642,631    $   565,781
                                                       =============   =============    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Borrowings from banks (Note 16) ...................  Rs.    99,333   Rs.   127,468    $     2,707
  Current portion of long-term debt (Note 17) .......      1,292,617         148,937          3,163
  Accounts payable ..................................      1,134,824       1,541,464         32,734
  Accrued expenses ..................................      1,618,100       2,040,623         43,335
  Advances from customers ...........................        890,803       1,052,022         22,341
  Other current liabilities (Note 11) ...............        455,219         461,269          9,795
  Redeemable preferred stock (Note 20) ..............        250,000               -              -
                                                       -------------   -------------    -----------
    Total current liabilities .......................      5,740,896       5,371,783        114,075
                                                       -------------   -------------    -----------
Long-term debt, excluding current portion (Note 17) .        211,144          99,376          2,110
Deferred income taxes (Note 23) .....................         17,730          97,968          2,080
Other liabilities (Note 12) .........................         56,147          83,172          1,766
                                                       -------------   -------------    -----------
    Total liabilities ...............................      6,025,917       5,652,299        120,032
                                                       -------------   -------------    -----------
Stockholders' equity:
Equity shares at Rs. 2 par value:  235,000,000 shares
   authorized as of March 31, 2000 and 375,000,000
   shares authorized as of March 31, 2001 and
   June 30, 2000 and 2001; Issued and outstanding:
   229,156,350 shares as of March 31, 2000 and
   June 30, 2000, 232,433,019 shares as of March 31,
   2001, and 232,436,379 shares as of June 30, 2001
   (Note 18) ........................................        458,313         464,873          9,872
Additional paid-in capital (Note 24) ................        804,611       6,691,854        142,108
Deferred stock compensation (Note 24) ...............       (184,407)        (71,309)        (1,514)
Accumulated other comprehensive income (Note 8) .....          1,877           1,351             29
Retained earnings (Note 19) .........................      6,500,198      13,903,639        295,257
Equity shares held by a controlled Trust: 1,216,460,
  1,280,885, 1,214,100 and 1,304,460 shares as of
  March 31, 2000, March 31, 2001, June 30, 2000, and
  June 30, 2001 (Note 24) ...........................            (74)            (76)            (2)
                                                       -------------   -------------    -----------
     Total stockholders' equity .....................      7,580,518      20,990,332        445,749
                                                       -------------   -------------    -----------
     Total liabilities and stockholders' equity .....  Rs.13,606,435   Rs.26,642,631        565,781
                                                       =============   =============    ===========



                                                                       AS OF MARCH 31,
                                                       --------------------------------------------
                                                            2000            2001           2001
                                                       -------------     -----------    -----------

                          ASSETS
Current assets:
  Cash and cash equivalents (Note 4) ................  Rs.   781,495   Rs. 5,622,681    $   119,403
  Restricted cash (Note 4) ..........................          2,108               -              -
  Accounts receivable, net of allowances (Note 5) ...      4,431,360       5,924,361        125,809
  Inventories (Note 6) ..............................      1,215,160       1,486,355         31,564
  Investment securities (Note 8) ....................        162,142         148,268          3,149
  Deferred income taxes (Note 23) ...................         11,678          73,905          1,569
  Other current assets (Note 7) .....................        981,661       2,401,308         50,994
                                                       -------------   -------------    -----------
    Total current assets ............................      7,585,604      15,656,878        332,488
                                                       -------------   -------------    -----------
Investment securities (Note 8) ......................        135,008       2,558,348         54,329
Property, plant and equipment, net (Note 9) .........      3,603,681       5,667,825        120,362
Investments in affiliates (Note 14) .................        704,885         689,693         14,646
Deferred income taxes (Note 23) .....................        256,073         221,982          4,714
Intangible assets, net (Note 10) ....................         10,795         833,305         17,696
Other assets (Note 7) ...............................        382,307         533,684         11,333
                                                       -------------   -------------    -----------
    Total assets ....................................  Rs.12,678,353   Rs.26,161,715    $   555,568
                                                       =============   =============    ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Borrowings from banks (Note 16) ...................  Rs.    92,748   Rs.   346,650    $     7,361
  Current portion of long-term debt (Note 17) .......      1,249,570       1,326,196         28,163
  Accounts payable ..................................      1,387,606       1,847,243         39,228
  Accrued expenses ..................................      1,490,250       1,792,989         38,076
  Advances from customers ...........................        754,825       1,077,371         22,879
  Other current liabilities (Note 11) ...............        435,561         467,801          9,934
  Redeemable preferred stock (Note 20) ..............        250,000               -              -
                                                       -------------   -------------    -----------
    Total current liabilities .......................      5,660,560       6,858,250        145,641
                                                       -------------   -------------    -----------
Long-term debt, excluding current portion (Note 17) .        211,144          95,031          2,018
Deferred income taxes (Note 23) .....................         17,974          90,642          1,925
Other liabilities (Note 12) .........................        101,735          37,179            790
                                                       -------------   -------------    -----------
    Total liabilities ...............................      5,991,413       7,081,102        150,374
                                                       -------------   -------------    -----------
Stockholders' equity:
Equity shares at Rs. 2 par value:  235,000,000 shares
   authorized as of March 31, 2000 and 375,000,000
   shares authorized as of March 31, 2001 and
   June 30, 2000 and 2001; Issued and outstanding:
   229,156,350 shares as of March 31, 2000 and
   June 30, 2000, 232,433,019 shares as of March 31,
   2001, and 232,436,379 shares as of June 30, 2001
   (Note 18) ........................................        458,313         464,866          9,872
Additional paid-in capital (Note 24) ................        800,238       6,696,295        142,202
Deferred stock compensation (Note 24) ...............       (208,358)        (97,047)        (2,061)
Accumulated other comprehensive income (Note 8) .....          1,772           1,431             30
Retained earnings (Note 19) .........................      5,635,050      12,015,143        255,153
Equity shares held by a controlled Trust: 1,216,460,
  1,280,885, 1,214,100 and 1,304,460 shares as of
  March 31, 2000, March 31, 2001, June 30, 2000, and
  June 30, 2001 (Note 24) ...........................            (75)            (75)            (2)
                                                       -------------   -------------    -----------
     Total stockholders' equity .....................      6,686,940      19,080,613        405,195
                                                       -------------   -------------    -----------
     Total liabilities and stockholders' equity .....  Rs.12,678,353   Rs.26,161,715    $   555,568
                                                       =============   =============    ===========

        See accompanying notes to the consolidated financial statements.

                                  WIPRO LIMITED
                        CONSOLIDATED STATEMENTS OF INCOME
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                             THREE MONTHS ENDED JUNE 30,
                                                   -----------------------------------------------
                                                       2000             2001             2001
                                                   -------------    -------------    -------------
                                                    (UNAUDITED)      (UNAUDITED)      (UNAUDITED)
Revenues:
   Global IT Services ..........................   Rs. 3,597,489    Rs. 5,160,062    $     109,579
   Indian IT Services and Products.............
     Indian IT Services ........................         421,720          484,428           10,287
     Indian IT Products ........................       1,452,195          884,764           18,789
   Consumer Care and Lighting ..................         736,641          725,162           15,399
   Others ......................................         252,252          399,498            8,484
                                                   -------------    -------------    -------------
        Total ..................................       6,460,297        7,653,914          162,538
                                                   -------------    -------------    -------------
Cost of revenues:
   Global IT Services ..........................       1,923,284        2,702,564           57,391
   Indian IT Services and Products
     Indian IT Services ........................         218,675          266,590            5,661
     Indian IT Products ........................       1,272,957          690,400           14,661
   Consumer Care and Lighting ..................         520,478          490,142           10,409
   Others ......................................         192,113          315,181            6,693
                                                   -------------    -------------    -------------
        Total ..................................       4,127,507        4,464,877           94,816
                                                   -------------    -------------    -------------
   Gross profit ................................       2,332,790        3,189,037           67,722
Operating expenses:
   Selling, general, and administrative
     expenses ..................................      (1,162,923)      (1,245,686)         (26,453)

   Research and development expenses ...........               -          (36,598)            (777)
   Amortization of goodwill ....................            (500)         (43,891)            (932)
   Foreign exchange ............................
     gains/(losses), net .......................         (11,555)          45,030              956
   Gain on sale of property and equipment ......               -           13,625              289
                                                   -------------    -------------    -------------
Operating income ...............................       1,157,812        1,921,517           40,805
Gain on sale of stock of affiliate, including ..               -                -                -
    direct issue of stock by affiliate (Note 14)               -                -                -
Other income/(expense), net (Note 21) ..........          (3,873)         184,480            3,918
Income taxes (Note 23) .........................        (136,367)        (261,967)          (5,563)
                                                   -------------    -------------    -------------
Income before share of equity in earnings of
     affiliates and minority interest...........       1,017,572        1,844,030           39,160

Equity in earnings of affiliates (Note 14) .....         (18,199)          44,466              944
Minority interest ..............................               -                -                -
                                                   -------------    -------------    -------------
Income from continuing operations ..............         999,373        1,888,496           40,104
Discontinued operations (Note 3):
   Income tax benefit on sale of interest ......               -                -                -
                                                   -------------    -------------    -------------
Income before cumulative effect of accounting
   change.......................................         999,373        1,888,496           40,104

Cumulative effect of accounting change, net ....
   of tax ......................................         (59,104)               -                -
                                                   -------------    -------------    -------------
     Net income ................................   Rs.   940,269    Rs. 1,888,496    $      40,104
                                                   =============    =============    =============
Earnings per equity share:  Basic
   Continuing operations .......................            4.38             8.17             0.17
   Discontinued operations .....................               -                -                -
   Cumulative effect of accounting change ......           (0.26)               -                -
   Net income ..................................            4.12             8.17             0.17
Earnings per equity share:  Diluted
   Continuing operations .......................            4.35             8.16             0.17
   Discontinued operations .....................               -                -                -
   Cumulative effect of accounting change ......           (0.26)               -                -
   Net income ..................................            4.09             8.16             0.17
Weighted average number of equity shares used
   in computing earnings per equity share:
     Basic .....................................     227,942,550      231,027,843      231,027,843
     Diluted ...................................     229,567,774      231,403,329      231,403,329

                                                               YEAR ENDED MARCH 31,
                                                   -----------------------------------------------
                                                       2000              2001             2001
                                                   -------------    -------------    -------------
Revenues:
   Global IT Services ..........................   Rs.10,206,078    Rs.17,670,426    $     375,248
   Indian IT Services and Products.............
     Indian IT Services ........................       1,512,717        1,878,714           39,896
     Indian IT Products ........................       6,576,580        6,792,076          144,236
   Consumer Care and Lighting ..................       3,151,116        3,143,537           66,756
   Others ......................................       1,380,583        1,328,915           28,221
                                                   -------------    -------------    -------------
        Total ..................................      22,827,074       30,813,668          654,357
                                                   -------------    -------------    -------------
Cost of revenues:
   Global IT Services ..........................       6,219,980        9,204,649          195,469
   Indian IT Services and Products
     Indian IT Services ........................         900,934        1,011,047           21,471
     Indian IT Products ........................       5,640,228        5,456,545          115,875
   Consumer Care and Lighting ..................       2,251,238        2,215,349           47,045
   Others ......................................       1,070,031          961,779           20,424
                                                   -------------    -------------    -------------
        Total ..................................      16,082,411       18,849,369          400,284
                                                   -------------    -------------    -------------
   Gross profit ................................       6,744,663       11,964,299          254,073
Operating expenses:
    Selling, general, and administrative
      expenses ..... ...........................      (3,251,298)      (4,835,095)        (102,678)

    Research and development expenses ..........               -                -                -
    Amortization of goodwill ...................          (1,000)         (45,389)            (964)
    Foreign exchange ...........................
      gains/(losses),net .......................          51,603           86,399            1,835
    Gain on sale of property and equipment .....          16,737          154,457            3,280
                                                   -------------    -------------    -------------
Operating income ...............................       3,560,705        7,324,671          155,546
Gain on sale of stock of affiliate, including
    direct issue of stock by affiliate (Note 14)         412,144                -                -
Other income/(expense), net (Note 21) ..........        (223,484)         315,135            6,692
Income taxes (Note 23) .........................        (525,298)      (1,150,042)         (24,422)
                                                   -------------    -------------    -------------
Income before share of equity in earnings of
     affiliates and minority interest...........       3,224,067        6,489,764          137,816

Equity in earnings of affiliates (Note 14) .....         112,590          (53,181)          (1,129)
Minority interest ..............................          (3,661)               -                -
                                                   -------------    -------------    -------------
Income from continuing operations ..............       3,332,996        6,436,583          136,687
Discontinued operations (Note 3):
   Income tax benefit on sale of interest ......         218,707           77,735            1,651
                                                   -------------    -------------    -------------
Income before cumulative effect of accounting
   change.......................................       3,551,703        6,514,318          138,338

Cumulative effect of accounting change, net ....
   of tax ......................................               -          (59,104)          (1,255)
                                                   -------------    -------------    -------------
     Net income ................................   Rs. 3,551,703    Rs. 6,455,214    $     137,082
                                                   =============    =============    =============
Earnings per equity share:  Basic
   Continuing operations .......................           14.63            28.07             0.60
   Discontinued operations .....................            0.96             0.34                0
   Cumulative effect of accounting change ......               -            (0.26)              (0)
   Net income ..................................           15.59            28.15             0.60
Earnings per equity share:  Diluted
   Continuing operations .......................           14.58            27.83             0.59
   Discontinued operations .....................            0.96             0.34                0
   Cumulative effect of accounting change ......               -            (0.26)              (0)

   Net income ..................................           15.54            27.91             0.59
Weighted average number of equity shares used
   in computing earnings per equity share:
     Basic .....................................     227,843,378      229,325,989      229,325,989
     Diluted ...................................     228,648,134      231,254,523      231,254,523

        See accompanying notes to the consolidated financial statements.

                                  WIPRO LIMITED
    CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                         EQUITY SHARES            ADDITIONAL       DEFERRED
                                                  ---------------------------      PAID IN          STOCK       COMPREHENSIVE
                                                  NO. OF SHARES      AMOUNT        CAPITAL       COMPENSATION       INCOME
                                                  -------------    ----------   ------------     ------------   -------------
Balance as of March 31, 2000 ..................    229,156,350        458,313        800,238        (208,358)              --
                                                   -----------     ----------   ------------      ----------     ------------
Cash dividends paid ...........................             --             --             --              --               --
Shares issued by trust net of
    forfeiture ................................             --             --             --              --               --
Compensation related to employee stock
    incentive plan ............................             --             --          4,373          (4,373)              --
Amortization of compensation related
    to employee stock incentive plan ..........             --             --             --          28,324               --
Comprehensive income ..........................             --             --             --              --               --

Net Income ....................................             --             --             --              --          940,269
Other comprehensive income ....................             --             --             --              --               --
   Unrealized gain/(loss) on
     investments ..............................             --             --             --              --              105
                                                                                                                 ------------
Comprehensive income ..........................                                                                       940,374
                                                                                                                 ============
Balance as of June 30, 2000 ...................    229,156,350        458,313        804,611        (184,407)
                                                   -----------     ----------   ------------      ----------
Common stock issued ...........................      3,162,500          6,325      5,796,449              --               --
Shares forfeited, net of issuances by
    Trust .....................................             --             --             --              --               --
Issuance of equity shares on exercise
    of options ................................        114,169            228        123,759              --               --
Net reversal of compensation related
    to employee stock incentive plan ..........             --             --        (28,524)         28,524               --
Amortization of compensation related
    to employee stock incentive plan ..........             --             --             --          58,836               --

Comprehensive income
   Net income .................................             --             --             --              --        5,514,945
   Other comprehensive income .................             --             --             --              --               --
     Unrealized gain/(loss) on
        investments, net ......................             --             --             --              --             (446)
                                                                                                                 ------------
Comprehensive income ..........................             --             --             --              --     Rs.5,514,499
                                                                                                                 ============
Balance as of March  31, 2001 .................    232,433,019     Rs.464,866   Rs.6,696,295      Rs.(97,047)
                                                   -----------     ----------   ------------      ----------
Shares forfeited, net of issuances
  by Trust ....................................             --             --             --              --               --
Issuance of equity shares on
  exercise of options .........................          3,360              7          3,643              --               --
Net reversal of compensation
  related to employee stock
  incentive plan ..............................             --             --         (8,084)          2,799               --

                                                   ACCUMULATED                     EQUITY SHARES HELD BY A
                                                     OTHER                            CONTROLLED TRUST               TOTAL
                                                  COMPREHENSIVE     RETAINED    ---------------------------      STOCKHOLDERS'
                                                     INCOME         EARNINGS    NO. OF SHARES        AMOUNT         EQUITY
                                                  -------------  ------------   -------------        ------      -------------
Balance as of March 31, 2000 ..................       1,772         5,635,050    (1,216,460)            (75)        6,686,940
                                                    -------      ------------    ----------          ------      ------------
Cash dividends paid ...........................          --           (75,121)           --              --           (75,121)
Shares issued by trust net of
    forfeiture ................................          --                --         2,360               1                 1
Compensation related to employee stock
    incentive plan ............................          --                --            --              --                --
Amortization of compensation related
    to employee stock incentive plan ..........          --                --            --              --            28,324
Comprehensive income ..........................          --                --            --              --                --

Net Income ....................................          --           940,269            --              --           940,269
Other comprehensive income ....................          --                --            --              --                --
   Unrealized gain/(loss) on
     investments ..............................         105                --            --              --               105

Comprehensive income ..........................

Balance as of June 30, 2000 ...................       1,877         6,500,198    (1,214,100)            (74)        7,580,518
                                                    -------      ------------    ----------          ------      ------------
Common stock issued ...........................          --                --            --              --         5,802,774
Shares forfeited, net of issuances by
    Trust .....................................          --                --       (66,785)             (1)               (1)
Issuance of equity shares on exercise
    of options ................................          --                --            --              --           123,987
Net reversal of compensation related
    to employee stock incentive plan ..........          --                --            --              --                --
Amortization of compensation related
    to employee stock incentive plan ..........          --                --            --              --            58,836

Comprehensive income
   Net income .................................          --         5,514,945            --              --         5,514,945
   Other comprehensive income .................          --                --            --              --                --
     Unrealized gain/(loss) on
        investments, net ......................        (446)               --            --              --              (446)

Comprehensive income ..........................          --                --            --              --                --

Balance as of March  31, 2001 .................    Rs.1,431     Rs.12,015,143    (1,280,885)         Rs.(75)    Rs.19,080,613
                                                   --------     -------------    ----------          ------     -------------
Shares forfeited, net of issuances
  by Trust ....................................          --                --       (23,575)             (1)               (1)
Issuance of equity shares on
  exercise of options .........................          --                --            --              --             3,650
Net reversal of compensation
  related to employee stock
  incentive plan ..............................          --                --            --              --            (5,285)


        See accompanying notes to the consolidated financial statements.


                                                         EQUITY SHARES            ADDITIONAL       DEFERRED
                                                  ---------------------------      PAID IN          STOCK       COMPREHENSIVE
                                                  NO. OF SHARES      AMOUNT        CAPITAL       COMPENSATION       INCOME
                                                  -------------    ----------   -------------    ------------   -------------
Amortization of compensation related
    to employee stock incentive plan ..........             --             --              --         22,939              --
Comprehensive income ..........................             --             --              --             --              --
   Net income .................................             --             --              --             --       1,888,496
   Other comprehensive income .................             --             --              --             --
     Unrealized gain/(loss) on
        investments, net ......................             --             --              --             --             (80)
                                                                                                                ------------
Comprehensive income ..........................                                                                 Rs.1,888,416
                                                                                                                ============
Balance as of June 30, 2001 ...................    232,436,379     Rs.464,873    Rs.6,691,854     Rs.(71,309)
                                                   ===========     ==========    ============     ==========
Balance as of June 30, 2001 ($) ...............                    $    9,872    $    142,108     $   (1,514)
                                                                   ==========    ============     ----------



                                                  ACCUMULATED                     EQUITY SHARES HELD BY A
                                                    OTHER                            CONTROLLED TRUST              TOTAL
                                                 COMPREHENSIVE   RETAINED      ---------------------------     STOCKHOLDERS'
                                                    INCOME       EARNINGS      NO. OF SHARES       AMOUNT          EQUITY
                                                 ------------- -------------   -------------       -------     --------------
Amortization of compensation related
    to employee stock incentive plan ..........         --                --              --           --             22,939
Comprehensive income ..........................         --                --              --           --                 --
   Net income .................................                    1,888,496                                       1,888,496
   Other comprehensive income .................                                                        --                 --
     Unrealized gain/(loss) on
        investments, net ......................        (80)                                                              (80)



Comprehensive income ..........................
Balance as of June 30, 2001 ...................   Rs.1,351     Rs.13,903,639      (1,304,460)      Rs.(76)     Rs.20,990,332
                                                  ========     =============      ==========       ======      =============
Balance as of June 30, 2001 ($) ...............   $     29     $     295,257                       $   (2)     $     445,749
                                                  --------     =============                       ------      =============


        See accompanying notes to the consolidated financial statements.

                                  WIPRO LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (IN THOUSANDS, EXCEPT SHARE DATA)


                                                        THREE MONTHS ENDED JUNE 30,                     AS OF MARCH 31,
                                                  --------------------------------------   ---------------------------------------
                                                     2000           2001         2001          2000          2001         2001
                                                  ----------    ------------  ----------   ------------   ------------  ----------
                                                 (UNAUDITED)     (UNAUDITED)  (UNAUDITED)
Cash flows from operating activities:
  Income from continuing operations ............. Rs.999,373    Rs.1,888,496  $   40,104   Rs.3,332,996   Rs.6,436,583  $  136,687
                                                  ----------    ------------  ----------   ------------   ------------  ----------
  Adjustments to reconcile income from
   continuing operations to net cash provided
   by operating activities:
     Cumulative effect of accounting
       change, net of tax .......................    (59,104)              -           -              -        (59,104)     (1,255)
     Loss/(Gain) on sale of property, plant
       and equipment ............................       (908)        (13,625)       (289)        22,944       (154,457)     (3,280)
     Depreciation and amortization ..............    194,171         343,175       7,288        738,723      1,037,119      22,024
     Non-cash interest expense on long-
       term debt ................................                                                34,176        148,864       3,161
     Deferred tax charge/(benefit) ..............    (23,278)         66,550       1,413        182,553         16,539         351
     Loss/(Gain) on sale of short-term
       investment ...............................          -               -           -           (681)             -           -
     Loss/(Gain) on sale of stock of
       affiliate, including direct issue of
       stock by affiliate .......................          -               -           -       (412,144)             -           -
     Amortization of deferred stock
       compensation .............................     28,324          17,654         375         96,898         87,160       1,851
     Undistributed equity in earnings of
       affiliates ...............................     25,549         (44,466)       (944)       (97,890)        85,030       1,806
     Minority interest ..........................          -               -           -          3,661              -           -
     Changes in operating assets and liabilities:
        Accounts receivable .....................     52,688         489,863      10,403       (858,439)    (1,739,304)    (36,936)
        Inventories .............................   (528,776)       (338,169)     (7,181)       228,569       (527,825)    (11,209)
        Other assets ............................   (320,007)     (1,042,036)    (22,129)      (237,449)    (1,499,324)    (31,840)
        Accounts payable ........................   (252,782)       (305,779)     (6,494)      (523,951)       549,826      11,676
        Accrued expenses ........................    127,851         247,634       5,259        622,528        298,384       6,336
        Advances from customers .................    135,978         (25,349)       (538)       216,820        307,716       6,535
        Other liabilities .......................    (25,931)         39,461         838        165,972         12,664         269
                                                  ----------    ------------  ----------    -----------   ------------  ----------
  Net cash provided by continuing
   operations ...................................    353,148       1,323,409      28,104      3,515,286      4,999,871     106,177

  Net cash provided by/(used in) discontinued
   operations ...................................          -               -           -              -         77,735       1,651
                                                  ----------    ------------  ----------    -----------   ------------  ----------
  Net cash provided by operating
   activities ...................................    353,148       1,323,409      28,104      3,515,286      5,077,606     107,828
                                                  ----------    ------------  ----------    -----------   ------------  ----------

Cash flows from investing activities:
  Expenditure on property, plant and ............
   equipment ....................................   (431,438)       (618,918)    (13,143)    (1,317,958)    (2,814,773)     59,774

  Proceeds from sale of property, plant and
   equipment ....................................      5,999          31,102         660         32,333        226,054       4,800
  Funding of discontinued
   operations ...................................          -               -           -       (855,793)             -           -
  Purchase of minority interest, net of cash
   acquired .....................................          -               -           -        (67,500)    (1,083,450)    (23,008)
  Investments in affiliate ......................          -               -           -              -        (72,967)     (1,550)
  Proceeds from sale of investments in
   affiliates ...................................          -               -           -        153,128              -           -
  Proceeds from sale of assets of the
   peripherals division .........................          -               -           -              -        156,280       3,319
  Purchase of investment
   securities ...................................          -        (338,227)     (7,183)      (833,622)    (2,469,807)    (52,449)



                                                        THREE MONTHS ENDED JUNE 30,                     AS OF MARCH 31,
                                                --------------------------------------     ----------------------------------------
                                                   2000          2001         2001            2000            2001          2001
                                                ----------   ------------   ----------     ----------     ------------   ----------
                                               (UNAUDITED)   (UNAUDITED)   (UNAUDITED)

  Proceeds from sale and maturities of
   investment securities .....................           -              -            -         95,974          174,000        3,695
                                                ----------   ------------   ----------     ----------     ------------   ----------
  Net cash used in investing activities ......    (425,439)      (926,043)     (19,665)    (2,793,438)      (5,884,663)    (124,966)
                                                ----------   ------------   ----------     ----------     ------------   ----------
Cash flows from financing activities:
  Proceeds from issuance of common
   stock .....................................           -          3,650           78              -        5,926,761      125,860
  Proceeds from/(repayments of) short-term
   borrowing from banks, net .................       6,585       (219,182)      (4,655)    (1,688,043)         232,846        4,945
  Proceeds from issuance of long-term debt ...      43,047          4,345           92        976,043                -            -
  Repayment of long-term debt ................           -     (1,177,259)     (25,000)      (755,049)        (188,351)      (4,000)
  Sale of shares by Trust ....................           -              -            -        466,771                -            -
  Proceeds from/(redemption) of preferred
   stock .....................................           -              -            -              -         (250,000)      (5,309)
  Proceeds from issuance of common stock by a
   subsidiary/affiliate ......................           -              -            -        502,345                -            -
  Payment of cash dividends ..................     (75,121)             -            -        (75,622)         (75,121)      (1,595)
                                                ----------   ------------   ----------     ----------     ------------   ----------

  Net cash provided by/(used in)
   financing activities ......................     (25,489)    (1,388,446)     (29,485)      (573,555)       5,646,135      119,901
                                                ----------   ------------   ----------     ----------     ------------   ----------

Effect of de-consolidation of a subsidiary  on
  cash and cash equivalents (Note 14) ........           -              -            -         (1,943)               -            -
                                                ----------   ------------   ----------     ----------     ------------   ----------

 Net increase/(decrease) in cash and cash
   equivalents during the year/period ........     (97,780)      (991,080)     (21,047)       146,350        4,839,078      102,762
 Cash and cash equivalents at the beginning of
   the year/period ...........................     783,603      5,622,681      119,403        637,250          783,603       16,641
                                                ----------   ------------   ----------     ----------     ------------   ----------

 Cash and cash equivalents at the end of the
   year/period ...............................  Rs.685,823   Rs.4,631,601   $   98,356     Rs.783,603     Rs.5,622,681   $  119,403
                                                ==========   ============   ==========     ==========     ============   ==========

 Supplementary information:
   Cash paid for interest ....................  Rs. 17,112   Rs.   40,883   $      868     Rs.335,545     Rs.   69,844   $    1,483
   Cash paid for taxes .......................     235,415        209,902        4,457        221,233        1,120,889       23,803

        See accompanying notes to the consolidated financial statements.

                                  WIPRO LIMITED
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          (IN THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

1.      OVERVIEW

        Wipro Limited (Wipro), together with its subsidiaries Wipro Inc., EnThink Inc., Wipro Prosper Limited, Wipro Welfare Limited, Wipro Trademarks Holdings Limited, Wipro Net Limited, Wipro Japan KK and affiliates Wipro ePeripherals Limited, NetKracker Limited and Wipro GE Medical Systems Limited (collectively, the Company) is a leading India based provider of IT services globally. Further, Wipro is in other businesses such as Indian IT Services and Products, Consumer Care and Lighting and healthcare systems. Wipro is headquartered in Bangalore, India.

2.      SIGNIFICANT ACCOUNTING POLICIES

        The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

        Basis of preparation of financial statements. The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

        Functional currency. The functional and reporting currency of the Company is the Indian rupee as a significant portion of the Company's activities are conducted in India.

        Convenience translation. The accompanying financial statements have been prepared in Indian rupees, the national currency of India. Solely for the convenience of the readers, the financial statements as of and for the year ended March 31, 2001, and the three months ended June 30, 2001, have been translated into United States dollars at the noon buying rate in New York City on June 29, 2001, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1 = Rs. 47.09. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

        Principles of consolidation. The consolidated financial statements include the financial statements of Wipro and all of its subsidiaries, which are more than 50% owned and controlled. All material inter-company accounts and transactions are eliminated on consolidation. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee.

        Pursuant to a joint venture agreement, effective December 27, 1999, the shareholding of the Company in Wipro Net Limited (Wipro Net) was reduced from 100% to 55%. The minority shareholder, KPN Group, held 45% of the voting stock and had certain significant participating rights which provided for its effective involvement in significant decisions in the ordinary course of business. Accordingly, the financial statements of Wipro Net were not consolidated from December 27, 1999 and were accounted for under the equity method. In December 2000, the Company acquired the minority interest held by the KPN Group. The financial statements of Wipro Net have been consolidated subsequent to the acquisition.

        On May 17, 2001, the Boards of Wipro and Wipro Net decided to legally reorganize the operations of Wipro Net by merging Wipro Net with Wipro. Subsequent to the merger, Wipro Net will cease to be a separate legal entity. This legal reorganization is subject to shareholder and regulatory approvals.

        The financial statements of Wipro Finance Limited (Wipro Finance), a majority owned subsidiary, were consolidated with Wipro in fiscal 1999 as a discontinued operation. In December 1999, Wipro reduced its shareholding in Wipro Finance to 50%, subsequent to which it did not have a controlling interest in Wipro Finance. Wipro has no financial obligations or commitments to Wipro Finance and does not intend to provide Wipro Finance with further financial support. Accordingly, Wipro has not provided for any losses beyond its equity investment and net advances, and the financial statements of Wipro Finance have not been consolidated since April 1, 1999. In fiscal 2001, Wipro sold its remaining 50% equity interest in Wipro Finance.

        Cash equivalents. The Company considers all highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.

        Revenue recognition. Revenues from software development services comprise income from time-and-material and fixed-price contracts. Revenue with respect to time-and-material contracts is recognized as related services are performed. Revenue with respect to fixed-price contracts is recognized in accordance with the percentage of completion method of accounting. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from customer training, support, and other services is recognized as the related service is performed. Revenue from sales of goods is recognized, in accordance with the sales contract, on dispatch from the factories/warehouses of the Company, except for contracts where a customer is not obligated to pay a portion of contract price allocable to the goods until installation or similar service has been completed. In these cases, revenue is recognized on completion of installation. When the Company receives advance payments from customers for sale of products or provision of services, such payments are reported as advances from customers until all conditions for revenue recognition are met. Revenues from product sales are shown net of excise duty, sales tax and applicable discounts and allowances.

        Effective April 1, 2001, the Company adopted EITF 00-14: Accounting for Certain Sales Incentives, EITF 00-22: Accounting for Points and Certain Other Time- based or Volume-based sales, Incentive Offers and Offers for Free Products or Services to be Delivered in the Future and EITF 00-25: Vendor Income Statement Characterisation of Consideration from a Vendor to a Retailer. Reported data for previous periods have been reclassified to make it comparable with the current presentation. These reclassifications had no impact on reported earnings.

        Shipping and handling costs: Shipping and handling costs are included in selling, general and administrative expenses.

        Inventories. Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method for all categories of inventories.

        Investment securities. The Company classifies its debt and equity securities in one of the three categories: trading, held-to-maturity or available-for-sale, at the time of purchase and re-evaluates such classifications as of each balance sheet date. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Temporary unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis and are included in earnings. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. Fair value is based on quoted market prices. The impairment is charged to earnings.

        Investments in affiliates. The Company's equity in the earnings of affiliates is included in the statement of income and the Company's share of net assets of affiliates is included in the balance sheet.

        Shares issued by subsidiary/affiliate. The issuance of stock by a subsidiary/affiliate to third parties reduces the proportionate ownership interest in the investee. Unless the issuance of such stock is part of a broader corporate reorganization or unless realization is not assured, the Company recognizes a gain or loss, equal to the difference between the issuance price per share and the Company's carrying amount per share. Such gain or loss is recognized in the statement of income when the transaction occurs.

        Property, plant and equipment. Property, plant and equipment are stated at cost. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital lease are amortized over their estimated useful life or the lease term, as appropriate. The estimated useful lives of assets are as follows:

Buildings .......................        30 to 60 years
Plant and machinery .............        2 to 21 years
Furniture, fixtures and equipment        2 to 5 years
Vehicles ........................        4 years
Computer software ...............        2 years

        Software for internal use is primarily acquired from third-party vendors and is in ready to use condition. Costs for acquiring this software are capitalized and subsequent costs are charged to revenue. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software. Deposits paid towards the acquisition of property, plant and equipment outstanding as of each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

        Intangible assets. The Company records as assets, costs incurred on assets which are of enduring value at the consideration paid for it and amortizes the cost by systematic charges to income over the period estimated to be benefited. Goodwill resulting from acquisition is reported as an intangible asset and amortized over a period of five years.

        Start-up costs. Cost of start-up activities including organization costs are expensed as incurred.

        Research and development. Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on equipment and facilities that are acquired or constructed for research and development activities and having alternative future uses, is capitalized as tangible assets when acquired or constructed. Software product development costs are expensed as incurred until technological feasibility is achieved.

        Impairment of long-lived assets and long-lived assets to be disposed of. The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

        Foreign currency transactions. The functional and reporting currency of the Company is the Indian rupee. Foreign currency transactions are translated into Indian rupees at the rates of exchange prevailing on the date of the respective transactions. Assets and liabilities in foreign currency are translated into Indian rupees at the exchange rate prevailing on the balance sheet date. The resulting exchange gains/losses are included in the statement of income.

        Earnings per share. The Company has adopted SFAS No. 128, Earnings Per Share. In accordance with SFAS No. 128, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be antidilutive.

        Income taxes. Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

        Stock-based compensation. The Company uses the intrinsic value based method of Accounting Principles Board (APB) Opinion No. 25 to account for its employee stock based compensation plans. The Company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-based Compensation.

        Accounting change. Effective January 1, 2001, the Company adopted the provisions of Staff Accounting Bulletin No. 101 (SAB 101) issued by the Securities and Exchange Commission, which provides guidelines in applying generally accepted accounting principles to selected revenue recognition issues. Accordingly, the Company changed its policy to recognize revenues from sale of goods on an installed basis, only on completion of installation. Prior to the adoption of SAB 101, revenues were recognized on dispatch to the customer with a appropriate provision for costs of installation.

        The initial adoption resulted in a cumulative catch up adjustment of Rs. 59,104, which is recorded as a charge to earnings in fiscal 2001. The effect of this change in accounting principle on net income of fiscal 2001 is immaterial. Similarly, the effect of the change on net income of fiscal 2000 is immaterial. Financial information for the three months ended June 30, 2000, has been restated by applying the newly adopted accounting principle. The cumulative effect of the change on retained earnings at the beginning of fiscal 2001 is included in restated net income of the three months ended June 30, 2000. Revenues for three months

June 30, 2000 and year ended March 31, 2001 include an amount of Rs. 701,455 as a result of the cumulative effect adjustment.

        Derivatives and hedge accounting: On April 1, 2001, Wipro adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities as amended, when the rules became effective for companies with fiscal year ending March 31.

        The Company enters into forward foreign exchange contracts and interest rate swap agreements where the counterparty is generally a bank. The Company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, as amended.

        Any derivative that is either not designated hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in earnings immediately.

        The initial transition adjustments required to adopt SFAS No. 133 are immaterial.

        Reclassifications. Certain reclassifications have been made to conform prior period data to the current presentation. These reclassifications had no effect on reported earnings.

3.      DISCONTINUED OPERATIONS

        The Company was involved in the financial services business through Wipro Finance, a majority owned subsidiary. The Company, for strategic reasons, decided to concentrate on its core businesses and as a result, in March 1999, the Company decided to exit the financial services business and approved a formal plan for winding down the operations of this business. Under the plan, Wipro Finance will not accept any new business and the existing assets and liabilities would be liquidated as per their contractual terms. The Company estimated the shortfall in servicing liabilities of Wipro Finance through its assets and decided to fund the shortfall through a fresh infusion of equity and preferred stock amounting to Rs. 950,000.

        The results of operations of Wipro Finance for all periods have been reported separately as "loss from operations of discontinued finance division". Similarly, the obligation of the Company to fund losses under the plan, in excess of recognized losses as of March 31, 1999, has been accrued as "provision for operating losses during phase-out period".

        In December 1999, the Company sold 50% of its interest in Wipro Finance to certain investors for a nominal amount. Subsequent to the sale, the Company did not have a controlling interest in Wipro Finance. The financial statements of Wipro Finance were not consolidated for the year ended March 31, 2000. In fiscal 2001, the Company sold the balance 50% interest in Wipro Finance for a nominal amount. The tax benefit of Rs. 218,707 and Rs. 77,735 arising on the sales has been reported separately as a component of discontinued operations in fiscal 2000 and 2001, respectively.

4.      CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

        Cash and cash equivalents as of March 31, 2000, 2001 and as of June 30, 2000, and 2001 comprise of cash, cash on deposit with banks and highly liquid money market instruments. Restricted cash represents deposits placed with banks as margin money against guarantees and letters of credit in the normal course of business operations. Restrictions on such deposits are released on the expiry of the terms of the guarantee and letters of credit.

5.      ACCOUNTS RECEIVABLE

        The accounts receivable as of March 31, 2000, 2001, and as of June 30, 2000 and 2001, are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on present and prospective financial condition of the customer and aging of the accounts receivable. Accounts receivable are generally not collateralized.

        The activity in the allowance for doubtful accounts receivable is given below:

                                                    THREE MONTHS ENDED JUNE 30,                   YEAR ENDED MARCH 31,
                                                 ---------------------------------           -------------------------------
                                                    2000                   2001                 2000                2001
                                                 -----------           -----------           -----------         -----------
                                                            (UNAUDITED)
Balance at the beginning of the period           Rs. 196,602           Rs. 297,884           Rs. 277,841         Rs. 196,602
Additional provision during the period                66,351                79,361               299,122             212,990
Bad debts charged to provision .......                (6,776)                 (623)             (380,361)           (111,708)
                                                 -----------           -----------           -----------         -----------
Balance at the end of the period .....           Rs. 256,177           Rs. 376,622           Rs. 196,602         Rs. 297,884
                                                 ===========           ===========           ===========         ===========

6.      INVENTORIES

                Inventories consist of the following:

                                                        AS OF JUNE 30,                        AS OF MARCH 31,
                                              ----------------------------------      --------------------------------
                                                  2000                  2001              2000               2001
                                              -------------        -------------      -------------      -------------
                                                         (UNAUDITED)
Stores and spare parts .................      Rs.    48,650        Rs.    40,902      Rs.    42,914      Rs.    44,689
Raw materials and components ...........            566,445              513,753            497,545            483,807
Work-in-process ........................            154,283              113,995             92,970            121,190
Finished goods .........................            974,558            1,155,874            581,731            836,669
                                              -------------        -------------      -------------      -------------
                                              Rs. 1,743,936        Rs. 1,824,524      Rs. 1,215,160      Rs. 1,486,355
                                              =============        =============      =============      =============

        Finished goods as of March 31, 2000, 2001 and as of June 30, 2000 and 2001 include inventory of Rs. 0, Rs. 340,124, Rs. 406,390 and Rs. 538,388 with customers pending installation.

7.      OTHER ASSETS

                Other assets consist of the following:

                                                     AS OF JUNE 30,                            AS OF MARCH 31,
                                            --------------------------------          --------------------------------
                                               2000                 2001                 2000                 2001
                                            -----------          -----------          -----------          -----------
                                                      (UNAUDITED)
Prepaid expenses ......................     Rs. 368,265          Rs. 617,588          Rs. 377,911          Rs. 569,393
Advances to suppliers .................          50,328              181,837               35,510              173,390
Balances with statutory authorities ...         103,102               85,505              224,215              114,234
Deposits ..............................         403,773              538,962              382,307              533,684
Inter-corporate deposits
     GE Capital Services India ........         505,000            1,570,913                   --              367,500
     ICICI Limited ....................              --              459,600                   --              684,500
Advance income taxes ..................          32,550              110,341              125,000               48,147
Others ................................         220,957              412,282              219,025              444,144
                                            -----------          -----------          -----------          -----------
                                              1,683,975            3,977,028            1,363,968            2,934,992
Less: Current assets ..................       1,356,786            3,438,066              981,661            2,401,308
                                            -----------          -----------          -----------          -----------
                                            Rs. 327,189          Rs. 538,962          Rs. 382,307          Rs. 533,684
                                            ===========          ===========          ===========          ===========

8.      INVESTMENT SECURITIES

                Investment securities consist of the following:

                                      AS OF MARCH 31, 2000                                   AS OF MARCH 31, 2001
                        ------------------------------------------------   --------------------------------------------------------
                                        GROSS       GROSS                                    GROSS          GROSS
                                      UNREALIZED  UNREALIZED                               UNREALIZED     UNREALIZED
                          CARRYING      HOLDING     HOLDING                  CARRYING       HOLDING        HOLDING
                           VALUE         GAINS      LOSSES    FAIR VALUE       VALUE         GAINS          LOSSES     FAIR VALUE
                        -----------   ----------  ---------- -----------   -------------   ----------     ----------  -------------
Available-for-sale:
 Equity
securities .........    Rs.     233    Rs. 2,298   Rs. (27)  Rs.   2,504   Rs.       233    Rs. 1,682       Rs. (64)  Rs.     1,851
   Debt
securities .........             --           --        --            --       2,462,497           --            --       2,462,497
                        -----------    ---------   -------   -----------   -------------    ---------       -------   -------------
                                233        2,298       (27)        2,504       2,462,730        1,682           (64)      2,464,348
                        -----------    ---------   -------   -----------   -------------    ---------       -------   -------------
Held-to-maturity:
   Bonds and
debentures .........        294,646           --        --      294,646          188,268           --            --         188,268
                        -----------    ---------   -------   -----------   -------------    ---------       -------   -------------
                            294,646           --        --       294,646         188,268           --            --         188,268
                        -----------    ---------   -------   -----------   -------------    ---------       -------   -------------
Unquoted:
   Convertible
preference
shares .............             --           --        --            --          54,000           --            --          54,000
                        -----------    ---------   -------   -----------   -------------    ---------       -------   -------------
                                 --           --        --            --          54,000           --            --          54,000
                        -----------    ---------   -------   -----------   -------------    ---------       -------   -------------
                        Rs. 294,879    Rs. 2,298   Rs. (27)  Rs. 297,150   Rs. 2,704,998    Rs. 1,682       Rs. (64)  Rs. 2,706,616
                        ===========    =========   =======   ===========   =============    =========       =======   =============

                                      AS OF JUNE 30, 2000                                  AS OF JUNE 30, 2001
                     --------------------------------------------------  --------------------------------------------------------
                                         (UNAUDITED)                                           (UNAUDITED)
                                      GROSS        GROSS                                    GROSS       GROSS
                                    UNREALIZED   UNREALIZED                               UNREALIZED  UNREALIZED
                      CARRYING       HOLDING      HOLDING                  CARRYING        HOLDING      HOLDING
                       VALUE          GAINS        LOSSES    FAIR VALUE      VALUE          GAINS       LOSSES        FAIR VALUE
                     -----------    ----------   ----------  ----------  -------------    ----------  ----------    -------------
Available-for-sale:
 Equity
securities ........  Rs.     233    Rs. 2,165     Rs. (32)       2,366   Rs.       233    Rs. 1,562     Rs.(58)     Rs.     1,737
   Debt
securities ........           --           --          --          --        2,796,539           --          --         2,796,539
                     -----------    ---------     -------     -------    -------------    ---------    -------      -------------
                             233        2,165         (32)      2,366        2,796,772        1,562        (58)         2,798,276
                     -----------    ---------     -------     -------    -------------    ---------    -------      -------------
Held-to-maturity:
   Bonds and
debentures ........      294,646           --          --     294,646          192,453           --         --            192,453
                     -----------    ---------     -------     -------    -------------    ---------    -------      -------------
                         294,646           --          --     294,646          192,453           --         --            192,453
                     -----------    ---------     -------     -------    -------------    ---------    -------      -------------
Unquoted:
   Convertible
preference
shares ............           --           --          --          --           54,000           --         --             54,000
                     -----------    ---------     -------     -------    -------------    ---------    -------      -------------
                              --           --          --          --           54,000           --         --             54,000
                     -----------    ---------     -------     -------    -------------    ---------    -------      -------------
                     Rs. 294,879    Rs. 2,165     Rs. (32)    297,012    Rs. 3,043,225    Rs. 1,562    Rs. (58)     Rs. 3,044,729
                     ===========    =========     =======     =======    =============    =========    =======      =============

        Debt securities, held-to-maturity as of June 30, 2001, mature between one through five years.

        Dividends from available-for-sale securities during the years ended March 31, 2000, 2001, and the three months ended June 30, 2000 and 2001, were Rs. 22, Rs. 14, Nil and Nil, respectively, and are included in other income. Proceeds from the sale of available-for-sale securities were Rs. 4,474, Rs. 0, Rs. 0 and Rs. 0 during the years ended March 31, 2000, and 2001, and the three months ended June 30, 2000 and 2001, respectively.

9.      PROPERTY, PLANT AND EQUIPMENT

        Property, plant and equipment consist of the following:

                                                                AS OF JUNE 30,                       AS OF MARCH 31,
                                                       --------------------------------      --------------------------------
                                                           2000                2001              2000               2001
                                                       -------------      -------------      -------------      -------------
                                                                 (UNAUDITED)
            Land .................................     Rs.   345,855      Rs.   379,450      Rs.   273,804      Rs.   389,753
            Buildings ............................           756,141          1,212,592            701,839          1,173,134
            Plant and machinery ..................         3,367,611          4,967,507          3,202,434          4,806,457
            Furniture, fixtures, and equipment ...           683,278          1,065,166            647,590          1,038,276
            Vehicles .............................           229,098            342,380            217,729            322,534
            Computer software for internal use ...           389,357            535,336            298,105            542,009
            Capital work-in-progress .............           702,954          1,178,544            709,146            801,218
                                                       -------------      -------------      -------------      -------------
                                                           6,474,294          9,680,975          6,050,647          9,073,381
            Accumulated depreciation and
            amortization .........................        (2,638,096)        (3,709,814)        (2,446,966)        (3,405,556)
                                                       -------------      -------------      -------------      -------------
                                                       Rs. 3,836,198      Rs. 5,971,161      Rs. 3,603,681      Rs. 5,667,825
                                                       =============      =============      =============      =============

        Depreciation expense for the years ended March 31, 2000, and 2001, and the three months ended June 30, 2000 and 2001, is Rs. 734,473, Rs. 991,262, Rs. 193,671 and Rs. 299,284. This includes Rs. 53,261, Rs. 140,624, Rs. 28,698 and
Rs. 40,163 as amortization of capitalized internal use software, during the years ended March 31, 2000, and 2001, and the three months ended June 30, 2000, and 2001, respectively.

10.     INTANGIBLE ASSETS

        Intangible assets consisting of technical know-how and goodwill, are stated net of accumulated amortization of Rs. 5,647, Rs. 47,576, Rs. 6,147 and Rs. 92,585 as of March 31, 2000, and 2001, and the three months ended June 30, 2000, and 2001, respectively. Technical know-how is amortized over six years.

        In October 1999, the Company acquired the 45% minority interest in Wipro Computers Limited for a consideration of Rs. 67,500. The acquisition resulted in goodwill of Rs. 10,500. In December 2000, the Company acquired the 45% minority interest held by the KPN Group in Wipro Net for consideration of Rs. 1,087,216. The acquisition resulted in goodwill of Rs. 867,786. Goodwill is amortized over a period of 5 years.

        Amortization of intangible assets during the year ended March 31, 2000, and 2001, and the three months ended June 30, 2000, and 2001, is Rs. 4,250, Rs. 45,857, Rs. 538 and Rs. 43,891, respectively.

11.     OTHER CURRENT LIABILITIES

        Other current liabilities consist of the following:

                                                                      AS OF JUNE 30,                AS OF MARCH 31,
                                                                --------------------------    --------------------------
                                                                   2000           2001           2000           2001
                                                                -----------    -----------    -----------    -----------
                                                                       (UNAUDITED)
            Inter-corporate deposits .......................    Rs.  65,699    Rs.      --    Rs.  49,692    Rs.      --
            Statutory dues payable .........................        166,313        340,625        154,958        352,328
            Sundry deposits ................................         96,595             --             --             --
            Taxes payable ..................................          3,190         42,029        195,497         45,788
            Others .........................................        123,422         78,615         35,414         69,685
                                                                -----------    -----------    -----------    -----------
                                                                Rs. 455,219    Rs. 461,269    Rs. 435,561    Rs. 467,801
                                                                ===========    ===========    ===========    ===========

12.     OTHER LIABILITIES

        Other liabilities primarily consist of security deposits collected from the Company's dealers and customers.

13.     OPERATING LEASES

        The Company leases office and residential facilities under cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under such leases was Rs. 237,693, Rs. 277,018, Rs. 68,636 and Rs. 80,741 for the years ended March 31,
2000, and 2001, and the three months ended June 30, 2000, and 2001, respectively.

14.     INVESTMENTS IN AFFILIATES

        Wipro GE Medical Systems (Wipro GE). The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2000, 2001, and the three months ended June 30, 2000 and 2001, was Rs. 434,299, Rs. 586,749, Rs. 444,099 and Rs.
641,041, respectively. The Company's equity in the income of Wipro GE for the year ended March 31, 2000, and 2001, and the three months ended June 30, 2000, and 2001, was Rs. 138,749, Rs. 184,315, Rs. 17,150 and Rs. 54,292, respectively.

        Wipro Net. As of March 31, 1999, the Company held a 100% interest in Wipro Net represented by 15,219,180 equity shares of Rs. 10 each. Wipro Net is engaged in value added networking and communication services. The financial statements of Wipro Net were consolidated in fiscal 1999. In December 1999, the Company sold 2,903,410 equity shares to a minority shareholder for consideration of Rs. 203,000 pursuant to a joint venture agreement. The gain on the sale of Rs. 146,144 is included in the statement of income. Additionally, Wipro Net directly issued 7,173,132 shares to the joint venture partner at a price of Rs. 70 per share. As a result of the transactions, the Company's interest in Wipro Net was reduced to 55%. The shareholders' agreement provided the minority shareholder in the joint venture with significant participating rights, including its effective involvement in significant decisions in the ordinary course of business. Therefore, subsequent to the dilution, the Company accounted for its 55% interest by the equity method. The carrying value of the investment in Wipro Net as of March 31, 2000, was Rs. 270,586. The carrying value increased by Rs. 266,000 due to the direct issue of shares to the minority shareholder. As the direct issue of shares by Wipro Net was not part of a broader corporate reorganization, the gain due to the change in the carrying value of the investment has been included in the statement of income. The Company's equity in the loss of Wipro Net for the year ended March 31, 2000, was Rs. 26,159.

        In December 2000, the Company acquired the 45% minority interest in Wipro Net for Rs. 1,087,216 resulting in goodwill of Rs. 867,786. Subsequent to the acquisition, the financial statements of Wipro Net have been consolidated. The Company's equity in the loss of Wipro Net prior to the acquisition of the minority interest, amounting to Rs. 135,893, is reported by the equity method in fiscal 2001.

        NetKracker. In December 2000, subsequent to the acquisition of the minority interest in Wipro Net, the retail internet business division of Wipro Net, comprising property and other assets and employees, was transferred to NetKracker, a newly set-up entity, in exchange for 49% of the equity and certain convertible preference shares of the new entity. The assets were transferred at their carrying values of Rs. 73,000 in exchange for equity of Rs. 19,000 and convertible preference shares of Rs. 54,000. Contemporaneously, a strategic investor infused fresh equity of Rs. 300,000 to acquire a 51% equity interest. Additionally, as per the agreement with the strategic investor, certain expenses of Rs. 167,000 of the retail internet business division incurred by Wipro Net prior to the hive-off were reimbursed by NetKracker to Wipro Net.

        The convertible preference shares held by Wipro shall be converted to equity at Rs. 10 per equity share on occurrence of any one of the four events specified in the agreement with the strategic investor and NetKracker. These events are liquidation of NetKracker, initial public offering by NetKracker, change in equity interest of the strategic investor to outside of a specified range and valuation of NetKracker reaching specified levels based on a fresh issue of equity shares by NetKracker or sale of shares by existing shareholders. Until conversion, the preference share bear no voting or dividend rights.

        The carrying value of the investment in NetKracker as of March 31, 2001, and June 30, 2001, was Rs. 44,054 and Rs. 15,287, respectively. The Company's equity in the losses of Netkracker for the year ended March 31, 2001, and the three months ended June 30, 2001, was Rs. 112,133 and Rs. 28,767, respectively.

        The Company's share of reported earnings in NetKracker will change to 46.31% in the event that contingent issuance of equity shares arising from stock options granted by NetKracker are exercised in the future. The aggregate impact of these contingent issuances on the earnings of the Company is immaterial.

        Wipro ePeripherals. On September 1, 2000, the peripherals division of Wipro, which was engaged in the business of manufacture, sales and trading of computer peripherals was spun-off into a separate legal entity, Wipro ePeripherals, for a 38.7% interest of Rs. 54,600 in the new entity, 12.5% non-convertible debentures redeemable in 2005 in the amount of Rs. 60,000 and Rs. 156,280 in cash. Contemporaneously, Wipro ePeripherals issued 61.3% of its equity to strategic investors and employees for cash. Shares were issued to Wipro and the new investors at the par value of Rs. 10. Subsequent to the sale, Wipro accounts for its 38.7% interest by the equity method. In December 2000, debentures of Rs. 20,000 were prepaid by Wipro ePeripherals.

        The carrying value of the investment in Wipro ePeripherals as of March 31, 2001 and June 30, 2001 was Rs. 58,890 and Rs. 77,831, respectively. The Company's equity in the income of Wipro ePeripherals for the year ended March 31, 2001, and three months ended June 30, 2001, was Rs. 10,530 and Rs. 18,941, respectively.

        The Company's share of reported earnings in Wipro ePeripherals will change to 31.22 % in the event that contingent issuance of equity shares arising from stock options granted by Wipro ePeripherals are exercised in the future. The aggregate impact of these contingent issuances on the earnings of the Company is immaterial.

15.     FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISK

        Concentration of risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, investment securities, accounts receivable and inter-corporate deposits. The Company's cash resources are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the Company performs ongoing credit evaluations of customers. No single customer accounted for 10% or more of accounts receivable as of March 31, 2000, and 2001, and the three months ended June 30, 2000 and June 30, 2001.

        Derivative financial instruments. The Company enters into forward foreign exchange contracts and interest rate swap agreements where the counterparty is generally a bank. The Company considers the risks of non-performance by the counterparty as non-material. The following table presents the aggregate contracted principal amounts of the Company's derivative financial instruments outstanding:

                                            AS OF JUNE 30,                                   AS OF MARCH 31,
                                 ------------------------------------              ------------------------------------
                                    2000                      2001                    2000                     2001
                                 -----------              -----------              -----------              -----------
                                             (UNAUDITED)
Forward contracts .......        $47,100,410(sell)        $66,530,000(sell)        $48,487,662(sell)        $39,531,243(sell)

Interest rate swaps .....        $ 6,500,000              $ 3,250,000              $ 6,500,000              $ 3,250,000

        The foreign forward exchange contracts mature between one to six months. Interest rate swap agreements mature in fiscal 2002.

16.     BORROWINGS FROM BANKS

        The Company has a line of credit of Rs. 2,650,000 from its bankers for working capital requirements. The line of credit is renewable annually. The credit bears interest at the prime rate of the bank, which averaged 13.1%, 12.8%, 12.4% and 12.8% in fiscal 2000, and 2001, and the three months ended June 30, 2000 and 2001, respectively. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness.

17.     LONG-TERM DEBT

        Long-term debt consists of the following:

                                                                         AS OF JUNE 30,                   AS OF MARCH 31,
                                                                  ----------------------------      ----------------------------
                                                                     2000             2001             2000              2001
                                                                  -----------      -----------      -----------       ----------
                                                                          (UNAUDITED)
Foreign currency borrowings ................................      Rs. 272,824      Rs. 127,582      Rs. 269,453      Rs. 127,582
Rupee term loans from banks and financial
institutions ...............................................        1,188,846           68,200        1,153,495        1,245,459
Others .....................................................           42,091           52,531           37,766           48,186
                                                                  -----------      -----------      -----------       ----------
                                                                    1,503,761          248,313        1,460,714        1,421,227
Less:  Current portion .....................................        1,292,617          148,937        1,249,570        1,326,196
                                                                  -----------      -----------      -----------       ----------
                                                                  Rs. 211,144      Rs.  99,376      Rs. 211,144       Rs. 95,031
                                                                  ===========      ===========      ===========       ==========

        In December 1999, the Company had transferred an 8% interest in Wipro Net to a financial institution. Under the terms of the transfer, the Company had a call option to repurchase the transferred shares at a pre-determined consideration. Additionally, the financial institution had a put option to sell the shares to the Company at a pre-determined consideration. The Company had recorded the transfer as a secured borrowing with pledge of collateral. The principal shareholder of the Company had pledged certain shares held in Wipro to further secure the borrowing. Interest was imputed at the implicit yield on the put option. As of March 31, 2000, and 2001, the rupee term loans include Rs. 1,028,395 and Rs. 1,177,259, respectively, representing the borrowing.

        In June 2001, the financial institution exercised the option at the pre-determined consideration of Rs. 1,218,142.

        All other long-term debt is secured by a specific charge over the property, plant and equipment of the Company and contains certain financial covenants and restrictions on indebtedness.

        Foreign currency borrowing represents a fixed rate borrowing in United States dollars. In order to hedge the foreign exchange risk on the borrowing, Wipro entered into a structured swap agreement with a bank in September 1999. Under this agreement, the bank would assume all responsibilities to repay the borrowing and interest thereon in foreign currency as per the scheduled maturity of the borrowing. In exchange, the Company would pay the bank a fixed amount in Indian rupees as per an agreed schedule. In order to secure the Indian rupee payment streams to the bank, Wipro made an investment in certain discount bonds, the proceeds of which have been assigned as security to the bank. The swap agreement has been accounted as a hedge with the hedge cost amortized to income over the life of the contract. The discount bonds are classified as held-to-maturity investment securities.

        An interest rate profile of the long-term debt is given below:

                                                                  AS OF JUNE 30,           AS OF MARCH 31,
                                                                -----------------         -----------------
                                                                2000         2001         2000         2001
                                                                ----         ----         ----         ----
                                                                   (UNAUDITED)
  Foreign currency borrowings ..............................     6.7%         6.7%         6.7%         6.7%

  Rupee term loans from banks and financial institutions ...    13.9%        12.8%        13.9%        13.9%

        A maturity profile of the long-term debt outstanding as of June 30, 2001, is set out below:

                       Maturing in fiscal:
                             2002 ................   Rs. 148,937
                             2003 ................        69,711
                             2004 ................        28,305
                             2005 ................         1,253
                             Thereafter ..........           107
                                                     -----------
                                                     Rs. 248,313
                                                     ===========

18.     EQUITY SHARES AND DIVIDENDS

        The Company presently has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held by him or her.

        Indian statutes mandate that dividends shall be declared out of distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Should the Company declare and pay dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held by him to the total equity shares outstanding as on that date. Indian statutes on foreign exchange govern the remittance of dividend outside India. Such dividend payments are subject to taxes applicable at the time of payment.

        The Company recognizes liability for dividends on approval by the shareholders of the Company.

        In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

        The Company paid cash dividends of Rs. 75,622, Rs. 75,121, Rs. 75,121 and Rs. 0 during the years ended March 31, 2000, and 2001, and the three months ended June 30, 2000, and 2001, respectively. The dividends per share were Rs.
0.30 during the years ended March 31, 2000, and 2001, and the three months ended June 30, 2000. In November 1997, the Company effected a two-for-one share split in the form of a share dividend. In September 1999, the Company effected a five-for-one share split. All references in the consolidated financial statements to number of shares and per share amounts of the Company's equity shares have been retroactively restated to reflect the increased number of equity shares outstanding resulting due to the share splits.

            In October 2000, the Company made a public offering of its American Depositary Shares, or ADSs, to international investors. The offering consisted of 3,162,500 ADSs representing 3,162,500 equity shares, at an offering price of $41.375 per ADS. The equity shares represented by the ADS carry similar rights as to voting and dividends as the other equity shares.

19.         RETAINED EARNINGS

            The Company's retained earnings as of March 31, 2000 and 2001, and the three months ended June 30, 2000, and 2001, include restricted retained earnings of Rs. 23,585, Rs. 274,038, Rs. 24,335 and Rs. 274,038, respectively, which are not distributable as dividends under Indian company and tax laws. These relate to requirements regarding earmarking a part of the retained earnings on redemption of preference shares and to avail specific tax allowances.

            Retained earnings as of March 31, 2000, and 2001, and the three months ended June 30, 2000, and 2001, also include Rs. 532,885, Rs. 567,126, Rs. 507,336 and Rs. 611,592, respectively, of undistributed earnings in equity of affiliates.

20.         REDEEMABLE PREFERRED STOCK

            Preferred stock issued by companies incorporated in India carries a preferential right on liquidation to be repaid over the equity shares.

            The Company issued 25,000,000 preferred shares aggregating Rs. 250,000 to a financial institution bearing dividend at 10.25% per annum. The preferred stock was redeemed in December 2000.

21.         OTHER INCOME / (EXPENSE), NET

            Other income/(expense) consist of the following:

                                            THREE MONTHS ENDED JUNE 30,                     YEAR ENDED MARCH 31,
                                       --------------------------------------       ------------------------------------
                                         2000                        2001               2000                    2001
                                                   (UNAUDITED)
Interest income/(expense), net of
capitalized interest...............    Rs.  (22,686)             Rs.  161,123       Rs. (283,627)           Rs. 120,674
Others.............................          18,813                    23,357             60,143                194,461
                                       ------------              ------------       ------------            -----------
                                       Rs.   (3,873)             Rs.  184,480       Rs. (223,484)           Rs. 315,135
                                       ============              ============       ============            ===========

            Rs. 53,980, Rs. 48,000, Rs. 10,000 and Rs. 0 of interest has been capitalized during the years ended March 31, 2000, and 2001, and the three months ended June 30, 2000, and 2001, respectively.

22.         SHIPPING AND HANDLING COSTS

            Selling general and administrative expenses for the years ended March 31, 2000, 2001, and the three months ended June 30, 2000, and 2001, include shipping and handling costs of Rs. 48,570, Rs. 62,200, Rs. 9,970 and Rs. 10,858, respectively.

23.         INCOME TAXES

            Income taxes consist of the following:

                                                     THREE MONTHS ENDED JUNE 30,                   YEAR ENDED MARCH 31,
                                                   -------------------------------          ----------------------------------
                                                      2000                 2001                 2000                   2001
                                                   -----------         -----------          ------------         -------------
                                                            (UNAUDITED)
Current taxes
      Domestic ...........................         Rs.  50,443         Rs. 115,920          Rs.  167,825         Rs.   691,578
      Foreign ............................              70,533              79,497               174,920               402,752
                                                   -----------         -----------          ------------         -------------
                                                       120,976             195,417               342,745             1,094,330
                                                   -----------         -----------          ------------         -------------
Deferred taxes
      Domestic ...........................              15,391             176,226               182,553                55,712
      Foreign ............................                  --            (109,676)                   --                    --
                                                   -----------         -----------          ------------         -------------
                                                            --              66,550               182,553                55,712
                                                   -----------         -----------          ------------         -------------
           Total income tax expense ......         Rs. 136,367         Rs. 261,967          Rs.  525,298         Rs. 1,150,042
                                                   ===========         ===========          ============         =============

            The reported income tax expense differed from amounts computed by applying the enacted tax rates to income from continuing operations before income taxes as a result of the following:


                                                                THREE MONTHS ENDED JUNE 30,               YEAR ENDED MARCH 31,
                                                            ---------------------------------     ---------------------------------
                                                                2000                 2001              2000                2001
                                                            ------------        -------------     -------------       -------------
                                                                   (UNAUDITED)
Income from continuing operations before taxes.......      Rs. 1,135,740        Rs. 2,150,464     Rs. 3,858,294      Rs. 7,586,625

Enacted tax rate in India............................               38.5%                35.7%             38.5%             39.55%
                                                           -------------        -------------     -------------      -------------
Computed expected tax expense........................            437,260              767,716         1,485,443          3,000,510
Effect of:
   Income exempt from tax in India...................           (409,654)            (670,342)       (1,104,111)        (2,388,705)
   Change in enacted tax rate........................                 --                   --           (22,385)             2,453
   Difference between tax basis and amount for
   financial reporting of a domestic subsidiary
   reversed..........................................                 --              199,512                --                 --
   Others............................................             38,228             (114,416)           (8,569)           133,032
                                                           -------------        -------------     -------------      -------------
Domestic income taxes................................             65,834              182,470           350,378            747,290
Effect of tax on foreign income......................             70,533               79,497           174,920            402,752
                                                           -------------        -------------     -------------      -------------
Total income tax expense.............................      Rs.   136,367        Rs.   261,967     Rs.   525,298      Rs. 1,150,042
                                                           =============        =============     =============      =============

            Deferred tax assets reported as of March 31, 2001, include Rs. 199,512 being the difference between the tax basis and the amount for financial reporting of Wipro Net, a domestic subsidiary. The deferred tax asset has been reversed during the quarter ended June 30, 2001, consequent to the decision to legally reorganize the business of Wipro Net, as a result of which the benefit of the amount will no longer be available to the Company.

            A substantial portion of the profits of the Company's India operations are exempt from Indian income taxes being profits attributable to export operations and profits from undertakings situated in Software Technology and Hardware Technology Parks. Under the tax holiday, the taxpayer can utilize an exemption from income taxes for a period of any ten consecutive years. The Company has opted for this exemption from the year ended March 31, 1997, for undertakings situated in Software Technology and Hardware Technology Parks. Additionally, profits from certain other undertakings are also eligible for preferential tax treatment. The aggregate rupee and per share effects of these tax exemptions are Rs. 1,104,111 and Rs. 4.85 per share for the year ended March 31, 2000, Rs. 2,388,705 and Rs. 10.42 per share for the year ended March 31, 2001, and Rs. 409,654 and Rs. 1.80 per share for the three months ended June 30, 2000, and Rs. 670,342 and Rs. 2.90 per share for the three months ended June 30, 2001.

                                                             AS OF JUNE 30,                              AS OF MARCH 31,
                                                      -------------------------------           ---------------------------------
                                                         2000                  2001                2000                   2001
                                                      -----------         -----------           -----------           -----------
                                                              (UNAUDITED)
Deferred tax assets
   Allowance for doubtful accounts.................   Rs.  37,336         Rs. 84,220            Rs.  37,366           Rs.  56,318

                                                             AS OF JUNE 30,                              AS OF MARCH 31,
                                                      -------------------------------           ---------------------------------
                                                         2000                  2001                2000                   2001
                                                      -----------         -----------           -----------           -----------
   Carry-forward capital losses....................        24,446             164,726                24,446               164,726
   Carry forward business losses...................            --              47,981                    --                    --
   Tax benefits arising from employee stock
   incentive plan.................................             --              61,695                    --                    --
   Difference between tax basis and amount for
     financial reporting of a domestic
     subsidiary....................................       194,261                  --               194,261               199,512
   Others..........................................        34,986              20,329                11,678                17,587
                                                      -----------         -----------           -----------           -----------
   Total gross deferred tax assets.................       291,029             378,951               267,751               438,143
   Less: valuation allowance.......................            --            (142,256)                   --              (142,256)
                                                      -----------         -----------           -----------           -----------
   Net deferred tax assets                                291,029             236,695               267,751               295,887
                                                      -----------         -----------           -----------           -----------
Deferred tax liabilities
   Property, plant and equipment...................   Rs.  16,610         Rs.  27,689           Rs.  16,610           Rs.  25,489
   Unrealized gains on available for sale
   securities......................................           256                 153                   500                   187
   Undistributed earnings of
   affiliates......................................            --              70,126                    --                64,966
   Borrowing costs.................................           864                  --                   864                    --
                                                      -----------         -----------           -----------           -----------
   Total gross deferred tax liability..............        17,730              97,968                17,974                90,642
                                                      -----------         -----------           -----------           -----------
        Net deferred tax assets                       Rs. 273,299         Rs. 138,727           Rs. 249,777           Rs. 205,245
                                                      ===========         ===========           ===========           ===========

            Management believes that based on a number of factors, the available objective evidence creates sufficient uncertainties regarding the generation of future capital gains and realizability of the entire carry-forward capital losses. Accordingly, the Company has established a valuation allowance for a major portion of the unabsorbed capital losses arising on sale of shares in Wipro Finance, a discontinued operation. These losses expire after eight years succeeding the year in which they were first incurred. The unabsorbed carry-forward capital losses as of March 31, 2001, expire in 2009.

            Although realization of the net deferred tax assets is not assured, management believes that it is more likely than not that all of the net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable, however could be reduced in the near term based on changing conditions.

24.         EMPLOYEE STOCK INCENTIVE PLANS

            In fiscal 1985, the Company established a controlled trust called the Wipro Equity Reward Trust (WERT). Under this plan, the WERT would purchase shares of Wipro out of funds borrowed from Wipro. The Company's Compensation Committee would recommend to the WERT, officers and key employees, to whom the WERT will grant shares from its holding. The shares have been granted at a nominal price. Such shares would be held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction from stockholders' equity. 530,635, 679,450, 533,295 and 655,875 shares held by employees as of March 31, 2000, and 2001, and as of June 30, 2000, and 2001, respectively, subject to vesting conditions are included in the outstanding equity shares.

            In February 2000, the WERT sold 54,745 shares of Wipro to third parties for consideration of Rs. 524,475. The gain on the sale aggregating Rs. 524,472, net of the realized tax impact of Rs. 57,704 has been credited to additional paid-in capital.

            The movement in the shares held by the WERT is given below:

                                                          THREE MONTHS ENDED JUNE 30,               YEAR ENDED MARCH 31,
                                                         -----------------------------         ------------------------------
                                                            2000                 2001             2000                 2001
                                                         ----------          ---------         ----------          ----------
                                                                 (UNAUDITED)
Shares held at the beginning of the period .....          1,216,460          1,280,885          1,409,485           1,216,460
Shares granted to employees ....................             (2,360)                --           (254,100)             (4,250)
Sale of shares by the WERT .....................                 --                 --            (54,745)                 --
Grants forfeited by employees ..................                 --             23,575            115,820              68,675
                                                         ----------          ---------         ----------          ----------
Shares held at the end of the period ...........          1,214,100          1,304,460          1,216,460           1,280,885
                                                         ----------          ---------         ==========          ==========

            The Company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the WERT plan. During the year ended March 31, 2000, and the three months ended June 30, 2000, the Company has recorded deferred compensation, net of reversals, of Rs. 150,908 and Rs. 4,373, respectively, for the difference between the grant price and the fair value as determined by quoted market prices of the equity shares on the grant date. Similarly, during the year ended March 31, 2001, and the three months ended June 30, 2001, the Company reversed net deferred compensation of Rs. 24,151 and Rs. 8,084, respectively. The deferred compensation is amortized on a straight-line basis over the vesting period of the shares which ranges from 6 to 60 months. The weighted-average-grant-date fair values of the shares granted during the years ended March 31, 2000, 2001 and the three months ended June 30, 2000, and 2001, are Rs. 1,028, Rs. 2,212, Rs. 1,853 and Rs. 0, respectively. The amortization of deferred stock compensation for the years ended March 31, 2000, 2001 and three months ended June 30, 2000, and 2001, was Rs. 96,898, Rs. 87,160 Rs. 28,324 and Rs. 17,654, respectively. The stock-based compensation has been allocated to cost of revenues and selling, general and administrative expenses as follows:

                                                              THREE MONTHS ENDED JUNE 30,             YEAR ENDED MARCH 31,
                                                          --------------------------------       ----------------------------
                                                              2000                 2001             2000              2001
                                                          ------------          ----------       -----------       ----------
                                                                      (UNAUDITED)
Cost of revenues .......................................   Rs.  11,200          Rs.  6,179       Rs.  36,299       Rs.  32,363
Selling, general and administrative
expenses .............................................          17,124              11,475            60,599            54,797
                                                          ------------          ----------       -----------       -----------
                                                          Rs.   28,324          Rs. 17,654       Rs.  96,898       Rs.  87,160
                                                          ============          ==========       ===========       ===========

            In July 1999, the Company established the Wipro Employee Stock Option Plan 1999 (1999 Plan). Under the 1999 Plan, the Company is authorized to issue up to 5 million equity shares of common stock to eligible employees. Employees covered by the 1999 Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The Company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the 1999 Plan. During the years ended March 31, 2000, and 2001, and the three months ended June 30, 2000, and 2001, the Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

            Stock option activity under the 1999 Plan is as follows:


                                                                                YEAR ENDED MARCH 31, 2000
                                                     ------------------------------------------------------------------------------
                                                                                                 WEIGHTED-            WEIGHTED-
                                                                      RANGE OF EXERCISE      AVERAGE EXERCISE         AVERAGE
                                                     SHARES ARISING    PRICES AND GRANT       PRICE AND GRANT         REMAINING
                                                     OUT OF OPTIONS    DATE FAIR VALUES       DATE FAIR VALUES     CONTRACTUAL LIFE
                                                     --------------    ----------------       ----------------     ----------------
Outstanding at the beginning of the period..........           --                     --                 --                   --
Granted during the period...........................    2,558,150     Rs. 1,024 to 2,522         Rs.  1,091            36 months
Forfeited during the period.........................     (146,000)                 1,086              1,086                   --
Outstanding at the end of the period................    2,412,150         1,024 to 2,522              1,091            36 months
                                                       ----------     ------------------         ----------            ---------
Exercisable at the end of the period................           --                     --                 --                   --
                                                       ----------     ------------------         ----------            ---------

                                                                                 YEAR ENDED MARCH 31, 2001
                                                  ----------------------------------------------------------------------------------
                                                                    RANGE OF EXERCISE        WEIGHTED-AVERAGE      WEIGHTED-AVERAGE
                                                  SHARES ARISING   PRICES AND GRANT DATE     EXERCISE PRICE AND       REMAINING
                                                  OUT OF OPTIONS       FAIR VALUES        GRANT DATE FAIR VALUES   CONTRACTUAL LIFE
                                                  --------------   ---------------------  ----------------------   ----------------
Outstanding at the beginning of the period......     2,412,150        Rs. 1,024-2,522            Rs. 1,091            36 months
Granted during the period.......................     2,672,000            1,853-2,419                1,860            32 months
Forfeited during the period.....................      (405,550)                 1,086                1,086                   --
Exercised during the period                           (114,169)                 1,086                1,086                   --
Outstanding at the end of the period............     4,564,431            1,024-2,522                1,542            29 months
                                                     ---------        ---------------            ---------            ---------
Exercisable at the end of the period............        86,491        Rs. 1,024-2,522            Rs. 1,284                   --
                                                     ---------        ---------------            ---------            ---------


                                                                     THREE MONTH PERIOD ENDED JUNE 30, 2000
                                                  ----------------------------------------------------------------------------------
                                                                    RANGE OF EXERCISE        WEIGHTED-AVERAGE      WEIGHTED-AVERAGE
                                                  SHARES ARISING   PRICES AND GRANT DATE     EXERCISE PRICE AND       REMAINING
                                                  OUT OF OPTIONS       FAIR VALUES        GRANT DATE FAIR VALUES   CONTRACTUAL LIFE
                                                  --------------   ---------------------  ----------------------   ----------------
Outstanding at the beginning of the period......     2,412,150      Rs. 1,024 to 2,522           Rs. 1,091             36 months
Granted during the period.......................     2,573,500                   1,853               1,853             41 months
Forfeited during the period.....................            --                      --                  --                    --
Outstanding at the end of the period............     4,985,650          1,024 to 2,522               1,484             38 months
                                                     ---------      ------------------           ---------             ---------
Exercisable at the end of the period............            --      Rs.             --           Rs.    --             38 months
                                                     ---------      ------------------           ---------             ---------


                                                                          THREE MONTH PERIOD ENDED JUNE 30, 2001
                                                  ----------------------------------------------------------------------------------
                                                                    RANGE OF EXERCISE        WEIGHTED-AVERAGE      WEIGHTED-AVERAGE
                                                  SHARES ARISING   PRICES AND GRANT DATE     EXERCISE PRICE AND       REMAINING
                                                  OUT OF OPTIONS       FAIR VALUES        GRANT DATE FAIR VALUES   CONTRACTUAL LIFE
                                                  --------------   ---------------------  ----------------------   ----------------
Outstanding at the beginning of the period......     4,564,431      Rs. 1,024 to 2,522           Rs.   1,542          29 months
Granted during the period.......................            --                      --                    --                 --
Forfeited during the period.....................      (492,750)         1,086 to 1,853                 1,521                 --
Exercised during the period                             (3,360)                  1,086                 1,086                 --
Outstanding at the end of the period............     4,068,321          1,024 to 2,522                 1,545          26 months
                                                    ----------      ------------------           -----------         ----------
Exercisable at the end of the period............       403,382      Rs. 1,024 to 1,853           Rs.   1,538                 --
                                                    ----------      ------------------           -----------         ----------

            In July 2000, the Company established the Wipro Employee Stock Option Plan 2000 (2000 Plan). Under the 2000 Plan, the Company is authorized to issue up to 25 million equity shares to eligible employees. Employees covered by the 2000 Plan are granted an option to purchase equity shares of the Company subject to vesting. The Company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the 2000 Plan. During the year March 31, 2001, and the three months ended June 30, 2001, the Company did not record any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

     Stock option activity under the 2000 Plan is as follows:


                                                                          YEAR ENDED MARCH 31, 2001
                                                  ---------------------------------------------------------------------------------
                                                                                                                   WEIGHTED-AVERAGE
                                                                    RANGE OF EXERCISE        WEIGHTED-AVERAGE         REMAINING
                                                  SHARES ARISING   PRICES AND GRANT DATE     EXERCISE PRICE AND    CONTRACTUAL LIFE
                                                  OUT OF OPTIONS       FAIR VALUES        GRANT DATE FAIR VALUES        (MONTHS)
                                                  --------------   ---------------------  ----------------------   -----------------
Outstanding at the beginning of the period.....            --                     --                     --                   --
Granted during the period......................     3,520,300       Rs. 2,382--2,746             Rs.  2,397            37 months
Forfeited during the period....................      (305,950)                 2,382                  2,382                   --
Outstanding at the end of the period...........     3,214,350           2,382--2,746                  2,397            37 months
                                                    ---------       ----------------             ----------            ---------
Exercisable at the end of the period...........            --                     --                     --                   --
                                                    ---------       ----------------             ----------            ---------

                                                                       THREE MONTH PERIOD ENDED JUNE 30, 2001
                                                  ----------------------------------------------------------------------------------
                                                                    RANGE OF EXERCISE        WEIGHTED-AVERAGE      WEIGHTED-AVERAGE
                                                  SHARES ARISING   PRICES AND GRANT DATE     EXERCISE PRICE AND       REMAINING
                                                  OUT OF OPTIONS       FAIR VALUES        GRANT DATE FAIR VALUES   CONTRACTUAL LIFE
                                                  --------------   ---------------------  ----------------------   ----------------
Outstanding at the beginning of the period......     3,214,350       Rs. 2,382 to 2,746            2,397               37 months
Granted during the period.......................        38,744       Rs. 1,269 to 1,670            1,459               40 months
Forfeited during the period.....................      (296,025)      Rs.          2,382            2,382                      --
Exercised during the period.....................            --                       --               --                      --
Outstanding at the end of the period............     2,957,069       Rs. 1,269 to 2,746            2,386               34 months
                                                     ---------       ------------------            -----               ---------
Exercisable at the end of the period............            --                       --               --                      --
                                                     ---------       ------------------            -----               ---------


            In April 2000, the Company established the 2000 Stock Option Plan (2000 ADS Plan). Under the 2000 ADS Plan, the Company is authorized to issue options to purchase up to 1.5 million American Depositary Shares (ADSs) to eligible employees. Employees covered by the 2000 ADS Plan are granted an option to purchase ADSs representing equity shares of the Company subject to the requirements of vesting. The Company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the 2000 ADS Plan. During the year ended March 31, 2001, and the three months ended June 30, 2001, the Company did not record any deferred compensation as the exercise price was equal to the fair market value of the underlying ADS on the grant date.

  Stock option activity under the 2000 ADS Plan is as follows:


                                                                             YEAR ENDED MARCH 31, 2001
                                                  ----------------------------------------------------------------------------------
                                                                                                                   WEIGHTED-AVERAGE
                                                                    RANGE OF EXERCISE        WEIGHTED-AVERAGE         REMAINING
                                                  SHARES ARISING   PRICES AND GRANT DATE     EXERCISE PRICE AND    CONTRACTUAL LIFE
                                                  OUT OF OPTIONS       FAIR VALUES        GRANT DATE FAIR VALUES        (MONTHS)
                                                  --------------   ---------------------  ----------------------   -----------------
Outstanding at the beginning of the period ..              --                 --                         --                    --
Granted during the period ...................         268,750          $  41.375                  $  41.375             37 months
Forfeited during the period .................          (4,000)            41.375                     41.375                    --
Outstanding at the end of the period ........         264,750             41.375                     41.375             37 months
                                                    ---------          ---------                  ---------             ---------
Exercisable at the end of the period ........              --                 --                         --                    --
                                                    ---------          ---------                  ---------             ---------

                                                                         THREE MONTH PERIOD ENDED JUNE 30, 2001
                                                  ----------------------------------------------------------------------------------
                                                                                                                   WEIGHTED-AVERAGE
                                                                    RANGE OF EXERCISE        WEIGHTED-AVERAGE         REMAINING
                                                  SHARES ARISING   PRICES AND GRANT DATE     EXERCISE PRICE AND    CONTRACTUAL LIFE
                                                  OUT OF OPTIONS       FAIR VALUES        GRANT DATE FAIR VALUES        (MONTHS)
                                                  --------------   ---------------------  ----------------------   -----------------
Outstanding at the beginning of the period ....       264,750       $          41.375            $  41.375             37 months
Granted during the period .....................         2,000       $           35.77            $   35.77             41 months
Forfeited during the period ...................            --                      --                   --                    --
Outstanding at the end of the period ..........       266,750       $35.77 to $41.375            $   41.33             34 months
                                                      -------       -----------------            ---------             ---------
Exercisable at the end of the period ..........            --                      --                   --                    --
                                                      -------       -----------------            ---------             ---------

            In December 1999, Wipro Net established an Employee Stock Option Plan (Wipro Net Plan). Under the Wipro Net Plan, eligible employees are granted an option to purchase equity shares of Wipro Net subject to the requirements of vesting. Wipro Net has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the Wipro Net Plan. During the year March 31, 2000, and 2001, and the three months ended June 30, 2000, and 2001, Wipro Net has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

Stock option activity under the Wipro Net Plan is as follows:

                                                                       YEAR ENDED MARCH 31, 2000
                                               ------------------------------------------------------------------------------------
                                                                   RANGE OF EXERCISE    WEIGHTED-AVERAGE        WEIGHTED-AVERAGE
                                               SHARES ARISING      PRICES AND GRANT     EXERCISE PRICE AND    REMAINING CONTRACTUAL
                                               OUT OF OPTIONS      DATE FAIR VALUES   GRANT DATE FAIR VALUES      LIFE (MONTHS)
                                               --------------   --------------------- ----------------------  ---------------------
Outstanding at the beginning of the period.....           --                   --                 --                        --
Granted during the period......................      410,000         Rs.   70-400        Rs.      95                 39 months
Forfeited during the period....................           --                   --                 --                        --
Outstanding at the end of the period...........      410,000               70-400                 95                 39 months
                                                     -------         ------------        -----------                 ---------
Exercisable at the end of the period...........           --                   --                 --                        --
                                                     -------         ------------        -----------                 ---------


                                                                            YEAR ENDED MARCH 31, 2000
                                               ------------------------------------------------------------------------------------
                                                                   RANGE OF EXERCISE    WEIGHTED-AVERAGE        WEIGHTED-AVERAGE
                                               SHARES ARISING      PRICES AND GRANT     EXERCISE PRICE AND    REMAINING CONTRACTUAL
                                               OUT OF OPTIONS      DATE FAIR VALUES   GRANT DATE FAIR VALUES      LIFE (MONTHS)
                                               --------------   --------------------- ----------------------  ---------------------
Outstanding at the beginning of the period.....      410,000        Rs.    70-400           Rs.    95                39 months
Granted during the period......................      216,500                  100                 100                31 months
Forfeited during the period....................     (196,000)              70-400                 109                       --
Outstanding at the end of the period...........      430,500               70-400                  91                29 months
                                                     -------         ------------           ---------                ---------
Exercisable at the end of the period...........       13,611                 70                    --                       --
                                                     -------         ------------           ---------                ---------

      Consequent to the decision to legally reorganize the business of Wipro Net by merging Wipro Net with Wipro, stock options in the stock of Wipro Net, issued to employees of Wipro Net, have been exchanged for stock options of Wipro under the 2000 Plan. The exchange did not result in an increase in the aggregate intrinsic value of the award or a reduction in the ratio of the exercise price per share to the market price per share.

      The Company has adopted the pro forma disclosure provisions of SFAS No.
123. Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company's net income and earnings per share as reported would have been reduced to the pro forma amounts indicated below:


                                                    THREE MONTHS ENDED JUNE 30,                  YEAR ENDED MARCH 31,
                                                ----------------------------------         ---------------------------------
                                                     2000                 2001                  2000               2001
                                                ------------         -------------         -------------       -------------
                                                           (UNAUDITED)
Net income....................................
     As reported..............................   Rs. 940,269         Rs. 1,888,497         Rs. 3,551,703       Rs. 6,455,214
     Adjusted pro forma.......................       477,081             1,405,097             3,383,749           5,198,098
Earnings per share:  Basic....................
     As reported..............................          4.13                  8.17                 15.59               28.15
     Adjusted pro forma.......................          2.09                  6.08                 14.85               22.67
Earnings per share:  Diluted..................
     As reported..............................          4.10                  8.16                 15.54               27.91
     Adjusted pro forma.......................          2.08                  6.08                 14.80               22.58

      The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions.


           Dividend yield.............................................     0.03%
           Expected life.............................................. 42 months
           Risk free interest rates...................................       11%
           Volatility.................................................       45%

25.   EARNINGS PER SHARE

      A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is set out below:

                                         THREE MONTHS ENDED JUNE 30,        YEAR ENDED MARCH 31,
                                         ---------------------------------------------------------
                                            2000            2001           2000           2001
                                         -----------     -----------    -----------    -----------
                                                 (UNAUDITED)
Basic earnings per equity share --
  weighted average number of equity
  shares outstanding..................   227,942,550     231,027,843    227,843,378    229,325,989

Effect of dilutive equivalent shares-
  stock options outstanding...........     1,625,224         375,486        804,756      1,928,534
                                         -----------     -----------    -----------    -----------
Diluted earnings per equity share --
  weighted average number of equity
  shares and equivalent shares
  outstanding.........................   229,567,774     231,403,329    228,648,134    231,254,523
                                         ===========     -----------    ===========    ===========

      Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share.

      Options to purchase 5,895,319 equity shares were outstanding during the three months ended June 30, 2001, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares.

26.   EMPLOYEE BENEFIT PLANS

      Gratuity: In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee's last drawn salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India. Under this plan, the settlement obligation remains with the Company, although the Life Insurance Corporation of India administers the plan and determines the contribution premium required to be paid by the Company.

      Superannuation: Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the Life Insurance Corporation of India. The Company makes annual contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its annual contributions.

      Provident fund: In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee's salary. A portion of the contribution is made to the provident fund trust established by the Company, while the remainder of the contribution is made to the Government's provident fund. The Company has no further obligations under the plan beyond its monthly contributions.

      The Company contributed Rs. 121,427, Rs. 161,723 and Rs. 249,341 to various defined contribution and benefit plans during the years ended March 31, 1999, 2000, and 2001, respectively.

27.   RELATED PARTY TRANSACTIONS

      The Company has the following transactions with related parties.

                                         THREE MONTHS ENDED JUNE 30,        YEAR ENDED MARCH 31,
                                         ---------------------------------------------------------
                                            2000            2001           2000           2001
                                         -----------     -----------    -----------    -----------
                                                 (UNAUDITED)
Wipro GE Medical Systems:
  Revenues from sale of computer
    equipment and administrative and
    management support services........  Rs.  15,419     Rs.   5,320    Rs.  54,535    Rs.  17,396
   Fees for usage of trade mark........           --           9,642             --          8,820
   Rent paid...........................           --              --          1,198             --

Wipro Net:
   Fees for consultancy services.......           --              --         12,186         13,100
   Fees for computer and network
     maintenance support................          --              --             --         10,452
   Revenues from sale of computer
     equipment..........................          --              --             --        109,871

Wipro ePeripherals:
   Revenues from sale of computer
     equipment and services.............          --           4,128             --         13,984
   Fees for usage of trade mark.........          --          13,250             --
   Interest received on debentures......          --           1,250             --          4,704
   Purchase of printers.................          --          36,315             --        169,000

NetKracker:
   Fees for technical and infrastructure
     support services...................          --          35,485             --         37,018
    Revenues from sale of computer
      equipment and services............          --           2,348             --             --

Principal Shareholder:
   Payment of lease rentals.............         300             300          1,200          1,200


      The Company has the following receivables from related parties, which are reported as other current assets in the balance sheet.

                                                AS OF JUNE 30,               AS OF MARCH 31,
                                         ---------------------------    --------------------------
                                            2000            2001           2000           2001
                                         -----------     -----------    -----------    -----------
                                                 (UNAUDITED)
Wipro GE Medical Systems:............... Rs.      --     Rs.  13,545    Rs.      --    Rs.  13,295
Wipro e Peripherals.....................          --          54,593             --             --
Wipro Net...............................      12,186                         12,186             --
Security deposit given to Hasham Premji,
  a firm under common control...........      25,000          25,000         25,000         25,000
                                         -----------     -----------    -----------    -----------
                                         Rs.  37,186     Rs.  93,138    Rs.  37,186    Rs.  38,295
                                         -----------     ===========    ===========    ===========

      The Company has the following payables to related parties, which are reported as other liabilities in the balance sheet.

                                                AS OF JUNE 30,               AS OF MARCH 31,
                                         ---------------------------    --------------------------
                                            2000            2001           2000           2001
                                         -----------     -----------    -----------    -----------
                                                 (UNAUDITED)
Wipro ePeripherals......................          --     Rs.  22,852             --    Rs.   2,297
NetKracker..............................          --          10,000             --         10,000
                                         -----------     -----------    -----------    -----------
                                                  --     Rs.  32,852             --    Rs.  12,297
                                         -----------     ===========    -----------    ===========

      As of March 31, 2001, and June 30, 2001, the Company holds debentures of Rs. 40,000 in Wipro ePeripherals and convertible preference shares of Rs. 54,000 in NetKracker, which are included in investment securities.

29.   COMMITMENTS AND CONTINGENCIES

      Capital commitments. As of March 31, 2000, and 2001 and June 30, 2000, and 2001, the Company had committed to spend approximately Rs. 160,084, Rs. 400,280, Rs. 210,000 and Rs. 393,821, respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

      Guarantees. As of March 31, 2000, and 2001, and June 30, 2000, and 2001, performance guarantees provided by banks on behalf of the Company to certain Indian Government and other agencies amount to approximately Rs. 880,557, Rs. 346,764, Rs. 289,410 and Rs. 371,884, respectively, as part of the bank line of credit.

      Other commitments. The Company's Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company's India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 1.5 times (increased to 5 times during fiscal 2000) the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future, would be a retroactive levy of import duty on certain computer hardware previously imported duty free. As of June 30, 2001, the Company has met all commitments under the plan.

      Contingencies. The Company is involved in lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. There are no such matters pending that Wipro expects to be material in relation to its business.

29.   SEGMENT INFORMATION

      The Company is organized by segments, including Global IT Services, Indian IT Services and Products, Consumer Care and Lighting and other segments. Each of the segments has a Vice Chairman / Chief Executive Officer who reports to the Chairman of the Company. The Chairman of the Company has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. Until fiscal 2000, interest income by lending to other segments and exchange rate fluctuations, were included as a component of total revenue and operating income for segment data. From fiscal 2001, the Chief Operating Decision Maker evaluates revenue growth and operating income of the segments excluding interest income earned by the segment by lending to other segments within the Company.

      The Global IT Services (Wipro Technologies) segment provides research and development services for hardware and software design to technology and telecommunication companies and software application development services to corporate enterprises.

      The Indian IT Services and Products (Wipro Infotech) segment focuses primarily on meeting all the IT and electronic commerce requirements of Indian companies.

      The Consumer Care and Lighting segment manufactures, distributes and sells soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market.

      Others consists of various business segments that do not meet the requirements individually for a reportable segment as defined in SFAS No. 131. Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131 have been considered as reconciling item.

            Information on reportable segments is as follows:

                                                                       YEAR ENDED MARCH 31, 2000
                                        -------------------------------------------------------------------------------------------
                                                         INDIAN IT
                                                          SERVICES      CONSUMER     OTHERS (NET
                                          GLOBAL IT         AND         CARE AND         OF         RECONCILING
                                          SERVICES        PRODUCTS      LIGHTING     ELIMINATION)      ITEMS         ENTITY TOTAL
                                        --------------  ------------  ------------   ------------   -----------     --------------
Revenues................................Rs. 10,206,078  Rs.8,089,297  Rs.3,151,116   Rs.1,380,583   Rs.      --     Rs. 22,827,074
Exchange rate fluctuations..............        88,946      (13,923)        (2,090)            --       (72,933)                --
Interest income on funding
  other segments, net...................       163,500           --         43,000             --      (206,500)                --
                                        --------------  ------------  ------------   ------------   -----------     --------------
    Total revenues......................    10,458,524     8,075,374     3,192,026      1,380,583      (279,433)        22,827,074
Cost of revenues........................    (6,219,980)   (6,541,162)   (2,251,238)    (1,070,031)            --       (16,082,411)
Selling, general and administrative
  expenses..............................    (1,345,009)   (1,097,902)     (461,823)      (224,046)     (122,518)        (3,251,298)
Amortization of goodwill................            --        (1,000)           --             --            --             (1,000)
Exchange rate fluctuations..............            --            --            --             --        51,603             51,603
Gain on sale of property and equipment..            --            --         1,929             --        14,808             16,737
                                        --------------  ------------  ------------   ------------   -----------      -------------
    Operating income of segment.........Rs.  2,893,535  Rs.  435,310  Rs.  480,894   Rs.   86,506   Rs.(335,540)     Rs. 3,560,705
                                        ==============  ============  ============   ============   ===========      =============

Total assets of segment.................Rs.  5,116,501  Rs.3,788,784  Rs.1,282,676   Rs.  764,433  Rs.1,725,959      Rs.12,678,353
Capital employed........................     2,711,042     1,474,491       678,549        521,146     3,048,562          8,433,790
Return on capital employed..............           107%           30%           71%            --            --                 --
Accounts receivable.....................     2,163,931     1,743,789       133,889        389,751            --          4,431,360
Depreciation............................       526,511        68,105        86,002         43,225        10,630            734,473


                                                                       YEAR ENDED MARCH 31, 2001
                                        -------------------------------------------------------------------------------------------
                                                         INDIAN IT
                                                          SERVICES      CONSUMER    OTHERS (NET
                                          GLOBAL IT         AND         CARE AND         OF         RECONCILING
                                          SERVICES        PRODUCTS      LIGHTING     ELIMINATION)      ITEMS        ENTITY TOTAL
                                        --------------  ------------  ------------   ------------   -----------    --------------
Revenues................................Rs. 17,670,426  Rs.8,670,790  Rs.3,143,537   Rs.1,328,915   Rs.       --   Rs. 30,813,668
Exchange rate fluctuations..............       126,291       (46,387)           --             --        (79,904)              --
                                        --------------  ------------  ------------   ------------   ------------    -------------
    Total revenues......................    17,796,717     8,624,403     3,143,537      1,328,915        (79,904)      30,813,668
Cost of revenues........................    (9,204,649)   (6,467,592)   (2,215,349)      (876,320)       (85,459)     (18,849,369)
Selling, general and administrative
  expenses..............................    (2,574,518)   (1,392,304)     (538,753)      (161,484)      (168,036)      (4,835,095)
Amortization of goodwill................            --        (1,000)           --             --        (44,389)         (45,389)
Exchange rate fluctuations..............            --            --            --             --         86,399           86,399
Gain on sale of property and equipment..            --            --        46,113             --        108,344          154,457
                                        --------------  ------------  ------------   ------------  -------------    -------------
    Operating income of segment.........Rs.  6,017,550  Rs.  763,507  Rs.  435,548   Rs.  291,111  Rs.  (183,045)   Rs. 7,324,671
                                        ==============  ============  ============   ============  =============    =============

Total assets of segment.................Rs.  9,242,116  Rs.3,921,596  Rs.1,205,128   Rs.1,668,108  Rs.10,124,767    Rs.26,161,715
Capital employed........................     7,760,449     1,090,097       846,978      1,271,686      8,551,974       19,521,184
Return on capital employed..............            78%           70%           46%            --             --               --
Accounts receivable.....................     3,499,406     1,674,773       158,927        591,255             --        5,924,361
Depreciation............................       708,274        94,166        63,901         50,169         74,752          991,262


                                                                    THREE MONTH PERIOD ENDED JUNE 30, 2000
                                        -------------------------------------------------------------------------------------------
                                                         INDIAN IT
                                                          SERVICES      CONSUMER    OTHERS (NET
                                          GLOBAL IT          AND         CARE AND         OF         RECONCILING
                                          SERVICES        PRODUCTS      LIGHTING     ELIMINATION)      ITEMS         ENTITY TOTAL
                                        --------------  ------------  ------------   ------------   -----------     --------------
Revenues................................Rs.  3,597,489  Rs.1,873,915  Rs.  736,641   Rs.  252,252   Rs.      --     Rs.  6,460,297
Exchange rate fluctuations..............        29,938       (22,327)           --             --        (7,611)                --
                                        --------------  ------------  ------------   ------------   -----------      -------------
    Total revenues......................     3,627,427     1,851,588       736,641        252,252        (7,611)         6,460,297
Cost of revenues........................    (1,923,284)   (1,491,632)     (520,478)      (192,113)           --         (4,127,507)
Selling, general and administrative
  expenses..............................      (635,733)     (263,735)     (131,171)       (41,374)      (90,910)        (1,162,923)
Amortization of goodwill................            --          (500)           --             --            --               (500)
Exchange rate fluctuations..............            --            --            --             --       (11,555)           (11,555)
Gain on sale of property and equipment..            --            --            --             --            --                 --
                                        --------------  ------------  ------------   ------------   -----------       ------------

                                                                    THREE MONTH PERIOD ENDED JUNE 30, 2000
                                        -------------------------------------------------------------------------------------------
                                                         INDIAN IT
                                                          SERVICES      CONSUMER    OTHERS (NET
                                          GLOBAL IT         AND         CARE AND         OF         RECONCILING
                                          SERVICES        PRODUCTS      LIGHTING     ELIMINATION)      ITEMS         ENTITY TOTAL
                                        --------------  ------------  ------------   ------------   -----------     --------------
    Operating income of segment........ Rs.  1,068,410  Rs.   95,721  Rs.   84,992   Rs.   18,765   Rs.(110,076)    Rs.  1,157,812
                                        ==============  ============  ============   ============   ===========     ==============

Total assets of segment................ Rs.  6,400,753  Rs.2,641,995  Rs.1,016,594   Rs.  888,705  Rs.2,658,388     Rs. 13,606,435
Capital employed.......................      5,341,851       567,966       628,046        715,022     2,254,604          9,507,489
Return on capital employed.............             80%           67%           54%            --            --                 --
Accounts receivable....................      3,039,115       898,234       116,975        324,348            --          4,378,672
Depreciation...........................        135,320        19,597        14,286         17,582         6,886            193,671


                                                                     THREE MONTH PERIOD ENDED JUNE 30, 2001
                                        -------------------------------------------------------------------------------------------
                                                         INDIAN IT
                                                          SERVICES      CONSUMER    OTHERS (NET
                                          GLOBAL IT         AND         CARE AND         OF          RECONCILING
                                          SERVICES        PRODUCTS      LIGHTING     ELIMINATION)       ITEMS        ENTITY TOTAL
                                        --------------  ------------  ------------   ------------    -----------    --------------
Revenues............................... Rs.  5,160,062  Rs.1,369,192  Rs.  725,162   Rs.  399,498    Rs.      --     Rs.  7,653,914
Exchange rate fluctuations.............         50,600        (5,570)           --             --        (45,030)                --
                                        --------------  ------------  ------------   ------------    -----------     --------------
    Total revenues.....................      5,210,662     1,363,622       725,162        399,498        (45,030)         7,653,914
Cost of revenues.......................     (2,702,564)     (956,990)     (490,142)      (275,726)       (39,455)        (4,464,877)
Selling, general and administrative
  expenses.............................       (605,458)     (335,071)     (145,535)      (161,821)         2,199         (1,245,686)
Research and Development expenses......        (36,598)           --            --             --             --            (36,598)
Amortization of goodwill...............             --          (500)           --             --        (43,391)           (43,891)
Exchange rate fluctuations.............             --            --            --             --         45,030             45,030
Gain on sale of property and equipment.             --            --         1,393             --         12,232             13,625
                                        --------------  ------------  ------------   ------------    -----------     --------------
    Operating income of segment.......  Rs.  1,866,042  Rs.   71,061  Rs.   90,878   Rs.  (38,049)   Rs. (68,415)    Rs.  1,921,517
                                        ==============  ============  ============   ============    ===========     ==============

Total assets of segment................ Rs.  9,468,995  Rs.3,260,299  Rs.1,122,977   Rs.1,657,207  Rs.11,133,153     Rs. 26,642,631
Capital employed.......................      7,745,513       852,760       743,641      1,115,450     11,089,889         21,547,253
Return on capital employed.............             96%           33%           48%
Accounts receivable....................      3,728,846     1,129,299       116,886        447,354         12,113          5,434,498
Depreciation...........................        193,733        29,507        14,984         41,966         19,094            299,284

      Net interest income on funding other segments, not evaluated as a component of segment data, for Global IT Services, Indian IT Services and Products and Consumer Care and Lighting was Rs. 0, Rs. 122,782 and Rs. 10,485, respectively, in fiscal 2001 and Rs. 0, Rs. 27,932 and Rs. 3,206, respectively, in the three months ended June 30, 2000.

      The Company has three geographic segments: India, the United States, and Rest of the world. Revenues from the geographic segments based on domicile of the customer is as follows:

                                          THREE MONTHS ENDED JUNE 30,          YEAR ENDED MARCH 31,
                                         ---------------------------------------------------------------
                                             2000             2001            2000            2001
                                         -------------   -------------   -------------   ---------------
                                                 (UNAUDITED)
India.................................   Rs. 2,772,751   Rs. 2,411,814   Rs. 12,244,102   Rs. 12,490,640
United States.........................       2,246,453       3,139,832        6,522,166       11,430,738
Rest of the world.....................       1,441,093       2,102,268        4,060,806        6,892,290
                                         ------------    -------------   --------------   --------------
                                         Rs. 6,460,297   Rs. 7,653,914   Rs. 22,827,074   Rs. 30,813,668
                                         =============   =============   ==============   ==============


30.   FAIR VALUE OF FINANCIAL INSTRUMENTS

      The fair values of the Company's current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months. The fair value of held-to-maturity investment securities and long-term debt approximates their carrying value as the interest rates reflect prevailing market rates.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

      Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words "anticipate", "believe", "estimate", "intend", "will" and "expect" and other similar expressions as they relate to the company or its business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading statements. Factors that could cause or contribute to such differences include those described under the heading "Risk Factors" in the prospectus filed with the Securities and Exchange Commission, as well as the factors included in this report. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.

Overview

      We are a leading India based provider of IT services globally. We provide high-end IT solutions to leading companies worldwide and have other profitable businesses in niche markets in India. Our objective is to be a world leader in providing comprehensive IT services by continuing to provide world-class quality services and building on the Wipro brand name. We have three primary business segments we operate through independent divisions.

      - Global IT Services. We provide research and development services for hardware and software design to technology and telecommunication companies and software application development services to corporate enterprises. These services are marketed and delivered through our Wipro Technologies division.

      - Indian IT Services and Products. We are a leader in the Indian IT market and focus primarily on meeting all the IT and e-commerce requirements of Indian companies through our Wipro Infotech division.

      - Consumer Care and Lighting. We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market. We have been in the consumer care business since our inception in 1945 and the lighting business since 1992.

      We evaluate our revenue for each business segment by including the impact of exchange rate fluctuations. A breakdown of our revenue and operating income is provided below:

                                                                                  YEAR ENDED
                                              THREE MONTHS ENDED JUNE 30,          MARCH 31,
                                              ---------------------------         ----------
                                               2000                 2001             2001
                                              ------               ------         ----------
REVENUE:
    Global IT Services..................        56%                  68%              58%
    Indian IT Services and Products.....        29                   18               28
    Consumer Care and Lighting..........        11                    9               10
    Other...............................         4                    5                4
                                               ---                  ---              ---
                                               100%                 100%             100%

OPERATING INCOME:
    Global IT Services..................        92%                  97%              82%
    Indian IT Services and Products.....         8                    4               10
    Consumer Care and Lighting..........         7                    5                6
    Others..............................         2                   (2)               4
    Reconciling items...................        (9)                  (4)              (2)
                                               ---                  ---              ---
                                               100%                 100%             100%


      The Others category in the table above includes our other lines of business such as Wipro Net and Wipro Fluid Power. Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131 have been considered as reconciling items.

                                                         GLOBAL IT SERVICES
                                          --------------------------------------------------
                                                                                  YEAR ENDED
                                            THREE MONTHS ENDED JUNE 30,            MARCH 31,
                                          -------------------------------         ----------
                                             2000                 2001               2001
                                          ----------           ----------         ----------
                                                               (IN MILLIONS)
Revenue.................................  Rs. 3,627            Rs.  5,211         Rs. 17,797
Cost of Revenue.........................      1,923                 2,703              9,205
Selling, general and administrative
  expenses..............................        636                   605              2,575
Research and Development expenses.......         --                    37                 --
Operating Income........................      1,068                 1,866              6,017
Revenue growth rate over prior period...         73%                   44%                70%
Operating margin........................         29%                   36%                34%

      Global IT Services revenue is derived from technology and software services provided on either a time and materials or fixed-price, fixed-time frame basis. Our business segment revenue includes the impact of exchange rate fluctuations. Revenue from services provided on a time and materials basis is recognized in the period that services are provided and costs incurred. Revenue from fixed-price, fixed-time frame projects is recognized on a percentage of completion basis. Provisions for estimated losses on projects in progress are recorded in the period in which we determine such losses to be probable. To date, a substantial majority of our services revenue has been derived from time and materials projects. For the three months ended June 30, 2001, time and materials projects generated 80% of Global IT Services revenue, while fixed-price, fixed-time frame projects generated 20%. The proportion of revenue from fixed price, fixed-time frame projects may increase. Our operating results could be adversely affected by factors such as cost overruns due to delays, unanticipated costs, and wage inflation.

      The cost of Global IT Services revenue consists primarily of compensation expenses for all of our IT professionals, data communication expenses, computer maintenance, travel expenses and occupancy expenses associated with services rendered. We recognize these costs as incurred. Selling, general and administrative expenses consist primarily of sales and marketing expenses and allocated corporate overhead expenses associated with management, human resources, corporate marketing, information management systems, quality assurance and finance.

      Our Global IT Services revenues and profits for any period are significantly affected by the proportion of work performed at our facilities in India and at client sites overseas and by the utilization rates of our IT professionals. Services performed in India generally yield better profit margins because the higher costs of performing overseas work more than offset the higher rates we charge. For this reason, we seek to move a project as early as possible from overseas locations to our Indian development centers. As of June 30, 2001, 80% of our Global IT Services professionals were located in India, and for the three months ended June 30, 2001, 50% of our Global IT Services revenues were generated from work performed at our facilities in India.

      Our business segment revenue includes the impact of exchange rate fluctuations. Excluding this impact, net revenue would have been Rs. 3,597 million, Rs. 5,160 million and Rs. 17,670 million for the three months ended June 30, 2000, and 2001, and March 31, 2001, respectively.

                                                   INDIAN IT SERVICES AND PRODUCTS
                                          --------------------------------------------------
                                                                                  YEAR ENDED
                                            THREE MONTHS ENDED JUNE 30,            MARCH 31,
                                          -------------------------------         ----------
                                             2000                 2001               2001
                                          ----------           ----------         ----------
                                                               (IN MILLIONS)
Revenue
    Indian IT Services..................  Rs.    422           Rs.    484         Rs.  1,879
    Indian IT Products..................  Rs.  1,430           Rs.    880         Rs.  6,745
Cost of Revenue
    Indian IT Services..................         219                  267              1,011
    Indian IT Products..................       1,273                  690              5,457
Selling, general and administrative
    expenses............................         264                  335              1,392
Amortization of goodwill................           1                    1                  1
Operating income........................          95                   71                763
Revenue growth rate over prior period...          44%                 (26%)                7%
Operating margin........................           5%                   5%                 9%

      Our Indian IT services revenue is derived principally from hardware and software support, maintenance and consulting services. Our Indian IT Products revenues is primarily from sale of computers, networking equipment and related hardware products. Our business segment revenue includes the impact of exchange rate fluctuations. We recognize revenue from these services over the contract period or when the services are accepted by the client, depending on the contract terms. In Indian IT Products we recognize revenues on dispatch. Effective January 1, 2001, we adopted the provisions of Staff Accounting Bulletin No. 101 ( SAB 101) issued by the Securities and Exchange Commission which provides guidelines in applying generally accepted accounting principles to selected revenue recognition issues. Revenue continues to be recognized on dispatch, however where the customer is not obligated to pay a portion of the contract price until completion of installation, revenue is recognized only on completion of installation. Financial information for the three months ended June 30, 2000, has been restated by applying the newly adopted accounting principle.

      On July 27, 2000, at our Annual General Meeting, our shareholders approved the sale of our peripherals business unit. Our peripherals business unit is engaged in the manufacture of printers and the distribution of printers, storage devices, consumables and other peripherals. Effective as of September 1, 2000, all assets and liabilities of our peripherals division were transferred to a new entity, Wipro ePeripherals Limited, for a 38.7% interest of Rs. 54.60 million in the new entity, 12.5% non-convertible debentures redeemable in 2005 in the amount of Rs. 60 million and Rs. 156.30 million in cash.

      The cost of revenue for Indian IT services consists primarily of compensation expense and replacement parts for our maintenance services. We recognize these costs as incurred. The cost of revenue for Indian IT products consists of manufacturing costs for products, including materials, labor and facilities. In addition, a portion of the costs reflects products manufactured by third parties and sold by us. We generally recognize these costs at the time of sale. Selling, general and administrative expenses for our Indian IT Services and Products business segment are similar in type to those for our Global IT Services business segment.

      Historically, our Indian IT products revenue has accounted for a substantial majority of revenue and a much smaller portion of operating income of our Indian IT Services and Products business segment. Our strategy in the IT market in India is to improve our profitability by focusing on IT services, including systems integration, support services, software and networking solutions, and Internet and e-commerce applications.

      Our business segment revenue includes the impact of exchange rate fluctuations. Excluding this impact, net revenue would have been Rs. 1,874 million, Rs. 1,369 million and Rs. 8,671 million for the three months ended June 30, 2000, and 2001, and March 31, 2001, respectively.

                                                     CONSUMER CARE AND LIGHTING
                                          --------------------------------------------------
                                                                                  YEAR ENDED
                                            THREE MONTHS ENDED JUNE 30,            MARCH 31,
                                          -------------------------------         ----------
                                             2000                 2001               2001
                                          ----------           ----------         ----------
                                                               (IN MILLIONS)
Revenue.................................  Rs.    737           Rs.    725         Rs.  3,144
Cost of Revenue.........................         520                  490              2,215
Selling, general and administrative
  expenses..............................         131                  146                539
Gain/(loss) on sale of property.........          --                    1                 46
Operating income........................          86                   90                436
Revenue growth rate over prior period...          (3%)                 (2%)               (2%)
Operating margin........................          12%                  12%                14%

      We have been in the consumer care business since 1945 and the lighting business since 1992. The consumer care business has historically generated surplus cash. Our strategy is to maintain a steady growth in operating income for these businesses. Revenue in this segment may fluctuate as commodity prices change and as we emphasize profitability and cash generation over volume sales.

      We recognize revenue from product sales at the time of shipment. Cost of products consists primarily of raw materials and other manufacturing expenses such as overheads for facilities. Selling, general and administrative expenses are similar in type to those for our other business segments.

AMORTIZATION OF DEFERRED STOCK COMPENSATION

      We have amortized deferred stock compensation expenses of Rs. 28 million, Rs. 18 million, and Rs. 87 million for the three months ended June 30, 2000, and 2001, and the year ended March 31, 2001, respectively, in connection with equity shares issued to our employees pursuant to our Wipro Equity Reward Trust. We use the intrinsic value based method of APB Opinion No. 25 and record deferred stock compensation expense for the difference between the sale price of equity shares and the fair value as determined by quoted market prices of our equity shares on the date of grant. The deferred stock compensation is amortized on an straight-line basis over the vesting period of the equity shares, which ranges from six months to five years.

      The stock compensation charge has been allocated to cost of revenues and selling, general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit. The amortization is:

                                                                                  YEAR ENDED
                                            THREE MONTHS ENDED JUNE 30,            MARCH 31,
                                          -------------------------------         ----------
                                             2000                 2001               2001
                                          ----------           ----------         ----------
                                                               (IN MILLIONS)
Cost of revenues........................  Rs.     11           Rs.      6         Rs.     32
Selling, general and administrative
  expenses..............................          17                   12                 55
                                          ----------           ----------         ----------
    Total...............................  Rs.     28           Rs.     18         Rs.     87


AMORTIZATION OF GOODWILL

      In the fiscal year ended March 31, 1999, we acquired the minority interest in Wipro Computers Ltd., our subsidiary, held by Acer group. This acquisition resulted in a goodwill of Rs. 11 million. In December 2000, we acquired the 45% minority interest held by KPN Telecom in Wipro Net, our subsidiary. This acquisition resulted in a goodwill of Rs. 868 million. Goodwill is amortized over a period of 5 years.

OTHER INCOME/(EXPENSE) - (NET)

      Our other income includes interest income on short term investments net of interest expense on short term and long-term debt.

EQUITY IN EARNINGS OF AFFILIATE

      Wipro GE Medical Systems Ltd. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Limited, a joint venture with General Electric.

      Wipro ePeripherals Ltd. (WeP). On September 1, 2000, we spun off our peripherals services division into a new legal entity Wipro ePeripherals Ltd., or WeP. WeP has equity participation from certain strategic investors and employees of Wipro. Our share in income of WeP is accrued in proportion to our equity interest of 38.7%.

      Wipro Net Ltd. As of March 31, 1999, we held 100% equity interest in Wipro Net. In December 1999, we decreased our interest in Wipro Net Ltd. from 100% to 55%. Historically, the results of operations of Wipro Net Ltd. have not been material in relation to our consolidated financial statements. Consequently, the decrease in our interest in Wipro Net Ltd. did not significantly impact our revenues and operating income.

      In December 2000, we acquired 45% minority interest in Wipro Net for Rs 1,087 million resulting in a goodwill of Rs. 868 million. Subsequent to the acquisition, the financial statements have been consolidated with Wipro. Wipro's equity in the loss of Wipro Net prior to the acquisition of minority interest amounting to Rs. 136 million is reported by the equity method.

      On May 17, 2001, the Boards of Wipro and Wipro Net decided to legally reorganize the operations of Wipro Net by merging Wipro Net with Wipro. Subsequent to the merger, Wipro Net will cease to be a separate legal entity. This legal reorganization is subject to regulatory approvals from the High Court of Karnataka, India.

            NetKracker. In December 2000, subsequent to the acquisition of the minority interest in Wipro Net, the retail internet business division of Wipro Net comprising property and other assets and employees was transferred to NetKracker, a newly established entity, in exchange for 49% of the equity and certain convertible preference shares of the new entity. The assets were transferred at their carrying values of Rs. 73 million in exchange for equity of Rs. 19 million and convertible preference shares of Rs. 54 million. Simultaneously, a strategic investor invested Rs. 300 million in NetKracker, for a 51% equity interest.

INCOME TAXES

            Our net income earned from providing services in client premises outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

            Currently, we benefit from tax holidays the Government of India gives to the export of information technology services from specially designated "Software Technology Parks" in India. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for the operation of our Indian facilities, all of which are "Export Oriented Undertakings" or located in "Software Technology Parks" or "Export Processing Zones;" and an income tax deduction of 100% for profits derived from exporting information technology services. We can use either of these two tax incentives. Additionally, profits from certain other undertakings are also eligible for preferential tax treatment. As a result of these tax exemptions , a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the three months ended June 30, 2000, and 2001 and the year ended March 31, 2001, we realized tax benefits of Rs. 410 million, Rs. 670 million and Rs. 1,104 million, respectively, from such tax incentives.

            The recently enacted Finance Act, 2000 phases out the 10-year tax holiday over a ten year period from fiscal 1999-2000 to fiscal 2008-2009. Accordingly, facilities set up on or before March 31, 2000, have a 10-year tax holiday, new facilities set up on or before March 31, 2001, would have a 9-year tax holiday and so forth until March 31, 2009, after which the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009.

            In addition, the recently enacted law restricts the scope of the tax exemption to export income earned by software development centers that are "Export Oriented Undertakings" or located in "Software Technology Parks" or "Export Processing Zones" as compared to the earlier exemption which was available to the business profits earned by them. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over the next five years by decreasing the tax deduction by 20% each year, beginning on April 1, 2000.

RESULTS OF OPERATIONS

            THREE MONTHS ENDED JUNE 30, 2000 AND 2001

            Revenue. Our total revenue increased 18%, from Rs. 6,460 million for the three months ended June 30, 2000, to Rs. 7,654 million for the three months ended June 30, 2001. The total increase in revenue was attributable to an increase of 43% in revenue from Global IT Services, decreases of 27% and 2% in revenue of Indian IT Services and Products and Consumer Care and Lighting, respectively, and an increase of 59% in revenue from Others.

            Global IT Services revenue increased 43% from Rs. 3,597 million for the year ended June 30, 2000, to Rs. 5,160 million for the year ended June 30, 2001. The increase resulted from the growth in the number of clients and the number and size of projects performed for our clients. The total number of clients who accounted for over $1 million in revenue for the year increased from 52 during the three months ended June 30, 2000, to 74 during the three months ended June 30, 2001. The total number of clients who accounted for over $5 million in revenue for the year increased from 15 during the three months ended June 30, 2000, to 22 during the three months ended June 30, 2001. Over 25 new clients were added during the three months ended June 30, 2001, accounting for 2% of our Global IT Services revenues for the three months ended June 30, 2001.

            Indian IT Services and Products revenue decreased 27%, from Rs. 1,874 million for the three months ended June 30, 2000 to Rs. 1,369 million for the three months ended June 30, 2001. We sold our Peripherals Services Division as a separate legal entity effective September 1, 2000. Excluding revenues of the Peripherals Services Division for the three months ended June 30, 2000, revenue decreased 7%. Revenue from services increased 15% from Rs. 422 million for the three months ended June 30, 2000 to Rs. 484 million for the three months ended June 30, 2001, while revenue from products decreased 17% from Rs. 1,071 million for the three months ended June 30, 2000 to Rs. 885 million for the three months ended June 30, 2001.

            Consumer Care and Lighting revenue decreased 2%, from Rs. 737 million for the three months ended June 30, 2000, to Rs. 725 million for the three months ended June 30, 2001. This decrease was primarily attributable to a marginal decline in revenues in all product lines.

            Revenue from Others increased 59%, from Rs. 252 million for the three months ended June 30, 2000, to Rs. 400 million for the three months ended June 30, 2001. This increase was primarily attributable to the acquisition in December 2000 of the minority interest held in KPN Telecom, after which Wipro Net is included in Others.

            Cost of revenue. As a percentage of total revenue, cost of revenue decreased from 64% for the three months ended June 30, 2000, to 58% for the three months ended June 30, 2001. This decrease was primarily attributable to an increase in the proportion of Global IT Services revenue from 56% of total revenues for three months ended June 30, 2000, to 68% of total revenues for three months ended June 30, 2001. Our Global IT Services business segment typically has a higher gross margin than our other lines of business.

            As a percentage of Global IT Services revenue, cost of Global IT Services revenue decreased from 53% for the three months ended June 30, 2000, to 52% for the three months ended June 30, 2001. This decrease as a percentage of revenue resulted from increased billing rates and increase in composition of revenues from R&D services to 52% of revenues during the three months ended June 30, 2001, from 48% in the three months ended June 30, 2000.

            As a percentage of Indian IT Services and Products revenue, cost of Indian IT Services and Products revenue decreased from 80% for the three months ended June 30, 2000, to 70% for the three months ended June 30, 2001. Our Peripherals Services Division was spun off as a separate legal entity effective September 1, 2000. Our Peripherals Services Division historically had a higher composition of product revenues and consequently higher cost of revenues. The decrease was also due to an increased proportion of services revenue to total revenues up from 23% for the three months ended June 30, 2000, to 35% for the three months ended June 30, 2001.

            As a percentage of Consumer Care and Lighting revenue, cost of Consumer Care and Lighting revenue decreased from 71% for the three months ended June 30, 2000, to 68% for the three months ended June 30, 2001. Most of the decrease as a percentage of revenues resulted from an increase in the proportion of revenue from soaps and lighting products, which typically has a higher gross margin than hydrogenated vegetable oils.

            As a percentage of revenues, cost of revenues from Others increased from 76% for the three months ended June 30, 2000, to 79% for the three months ended June 30, 2001. This increase was attributable to the acquisition in December 2000, of the minority interest in Wipro Net held by KPN Telecom, after which Wipro Net is included in Others.

            Selling, general and administrative expenses. Selling, general and administrative expenses increased 7%, from Rs. 1,163 million for the three months ended June 30, 2000, to Rs. 1,246 million for the three months ended June 30, 2001. The total increase in selling, general and administrative expenses of Rs. 83 million was attributable to decreased expenses of Rs. 31 million in Global IT Services and increased expenses of Rs. 71 million, Rs. 15 million and Rs. 28 million in Indian IT Services, Consumer Care and Lighting and Others, respectively.

            Selling, general and administrative expenses for Global IT Services decreased 5% from Rs. 636 million for the three months ended June 30, 2000, to Rs. 605 million for the three months ended June 30, 2001. The decrease is primarily due to lower traveling expenses and cost containment initiatives commenced during the three months ended June 30, 2001.

            Selling, general and administrative expenses for Indian IT Services and Products increased 27% from Rs. 264 million for the three months ended June 30, 2000, to Rs. 335 million for the three months ended June 30, 2001. This increase resulted from an increase in annual employee compensation pursuant to compensation reviews conducted in October of 2000, and an increase in advertising expenses.

            Selling, general and administrative expenses for Consumer Care and Lighting increased 11%, from Rs. 131 million for the three months ended June 30, 2000, to Rs. 146 million for the three months ended June 30, 2001. Most of the increase resulted from increases in the number of sales and marketing personnel.

            Selling, general and administrative expenses for Others increased 21% from Rs. 132 million for the three months ended June 30, 2000, to Rs. 160 million for the three months ended June 30, 2001. This increase was attributable to the acquisition in December 2000, of the minority interest in Wipro Net held by KPN Telecom, after which Wipro Net is included in Others.

            OPERATING INCOME

            As a result of the foregoing factors, operating income increased 66% from Rs. 1,158 million for the three months ended June 30, 2000, to Rs. 1,922 million for the three months ended June 30, 2001.

            Other Income (net). Other income (net) increased to Rs. 184 million for the three months ended June 30, 2001, from Other expenses (net) of Rs. 4 million for the three months ended June 30, 2000. The increase in other income is primarily due to interest income received on short-term investments financed by the proceeds of our ADS offering and our other cash surpluses.

            Income taxes. Provision for income taxes increased 93% from Rs. 136 million for the three months ended June 30, 2000, to Rs. 262 million for the three months ended June 30, 2001. Our effective tax rate remained at 12% for the three months ended June 30, 2001.

            Income from continuing operations. As a result of the forgoing factors income from continuing operations increased 89% from Rs. 999 million for the three months ended June 30, 2000, to Rs. 1,888 million for the three months ended June 30, 2001.

            TREND INFORMATION

            Our Global IT Services business is subject to fluctuations primarily resulting from factors such as the effect of seasonal hiring which occurs in the quarter ended September 30 and the time required to train and productively utilize new employees, the proportion of services we perform at client sites, exchange rate fluctuations and the size, timing and profitability of new projects.

            Our Indian IT Services and Products business is also subject to seasonal fluctuations. Our product revenue is driven by capital expenditure budgets and the spending patterns of our clients who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment. As a result, our Indian IT Services and products revenues for the quarters ended March 31 and September 30 are typically higher than other quarters of the year. We believe the impact of this fluctuation on our revenues will decrease as the proportion of services revenue increases.

            Our Consumer Care and Lighting Products business is subject to seasonal fluctuations. Demand for hydrogenated cooking oil is greater during the Indian festival season and has increased revenues from our consumer care business for the quarters ended September 30 and December 31. Our revenues in this segment are also subject to commodity price fluctuations. In the nine quarters ended June 30, 2001, the price of the commodity component of our hydrogenated oil products decreased significantly which resulted in significantly lower revenues from hydrogenated oil products, however growth in revenues from soaps and lighting products has offset this decline in revenue.

            Our quarterly revenue, operating income and net income have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.

            LIQUIDITY AND CAPITAL RESOURCES

            Our capital requirements relate primarily to financing the growth of our Global IT Services and Indian IT Services and Products businesses. We have historically financed the majority of our working capital, capital expenditure and other requirements through our operating cash flow, and to a limited extent, bank loans.

            For the three months ended June 30, 2000, and 2001 and the year ended March 31, 2001, we generated cash from operations of Rs. 353 million, Rs. 1,323 million and Rs. 5,078 million. The increase is attributable to a significant increase in operating income. For the three months ended June 30, 2000, and 2001 and the year ended March 31, 2001, capital expenditure was Rs. 431 million, Rs. 619 million and Rs. 2,815 million. This expenditure was financed primarily through cash generated from our operations.

            As of June 30, 2001, we had total debt of Rs. 376 million comprising borrowings from a consortium of banks of Rs. 128 million, against a line of credit of Rs. 2,650 million, secured by inventories and accounts receivable and other borrowings of Rs. 248 million, secured by liens over our property, plant and equipment and certain investments.

            We expect that our primary financing requirements in the future will be capital expenditures and working capital requirements in connection with growing our business. We believe that cash generated from operations, along with the net proceeds of our initial U.S. public offering in October 2000 of 3,162,500 American Depositary Shares (including the exercise of the underwriter's overallottment option to purchase 412,500 ADSs) representing 3,162,500 Equity Shares, will be sufficient to satisfy our currently foreseeable working capital and capital expenditure requirements. However, our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the sectors that we target for our services. In the future, we may require or choose to obtain additional debt or equity financing. We cannot be certain that additional financing, if needed, will be available on favorable terms. We routinely review potential acquisitions, however currently we have no agreements to enter into any material acquisition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

            GENERAL

            Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables and long term debt.

            Our exposure to market risk is a function of our borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency account receivables.

            RISK MANAGEMENT PROCEDURES

            We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management. The activities of this department include borrowing strategies, implementing hedging strategies for foreign currency exposures, management of cash resources and ensuring compliance with market risk limits and policies on a daily basis.

            COMPONENTS OF MARKET RISK

            Our exposure to market risk arises principally from exchange rate risk. Interest rate risk is the other component of our market risk. These factors are discussed in the following paragraphs.

            Exchange rate risk. Our exchange rate risk primarily arises from our foreign exchange revenues, receivables and payables and foreign currency debt. We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency forward contracts to mitigate such exposure. We have approved risk management policies that require us to hedge a significant portion of our exposure. Our net exchange rate exposure as of the three months ended June 30, 2000, and 2001 and as of March 31, 2001, was $22.84 million, $20.14 million, and $37.5 million.

            These forward contracts typically mature between one through six months. The counterparties for our exchange contracts are banks and we consider the risk of non-performance by the counterparties as not material. These forward contracts are effective hedges from an economic perspective, however they do not qualify for hedge accounting under SFAS No. 133, as amended. We estimate that changes in exchange rates will not have a material impact on our operating results or cash flow.

            Interest rate risk. Our interest rate risk primarily arises from our long term debt. We adopt appropriate borrowing strategies to manage our interest rate risk. Additionally, we enter into interest rate swap agreements to hedge interest rate risk.

            As of June 30, 2001, a maturity profile of our debt is set forth below:

      MATURING IN:                                                                                TOTAL
                                                                                              ------------
                                                                                              (IN MILLIONS)
      2002...........................................................................            Rs.   149
      2003...........................................................................                   70
      2004...........................................................................                   28
      2005...........................................................................                    1
      Thereafter.....................................................................                   --
                                                                                                  --------
              Total..................................................................            Rs.   248
                                                                                                 =========

            As of the three months ended June 30, 2000, and 2001, we have interest rate swap agreements outstanding in the notional principal amount of $6.5 million and $3.3 million, which represent hedges of interest rate risk on our foreign currency debt. The counterparties for our interest rate agreements are banks, and we consider the risk of non-performance by the counterparties as not material.

            Based on the maturity profile and composition of our debt portfolio, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows.

            Our temporary resources are generally invested in short-term investments, which generally do not expose us to significant interest rate risk.

            Fair value. The fair value of our market rate risk sensitive instruments closely approximates their carrying value.

RECENT ACCOUNTING PRONOUNCEMENTS

            In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, Goodwill and Other Intangible Assets. Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies the criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of Statement 142. Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

            We are required to adopt the provisions of Statement 141 immediately, except with regard to business combinations initiated prior to July 1, 2001. Statement 142 becomes effective as of April 1, 2002. Furthermore, any goodwill and any intangible assets determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001, will not be amortized, but will continue to be evaluated for impairment in accordance with the relevant accounting literature that is applicable until the adoption of Statement 142. Any intangible asset determined to have a finite useful life that has been acquired in a purchase business combination completed after June 30, 2001, will be amortized in accordance with Statement 142, but will continue to be evaluated for impairment in accordance with the relevant accounting literature that is applicable until the adoption of Statement 142. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001, will continue to be amortized prior to the adoption of Statement 142. The portion of the difference between the cost of an investment and the amount of underlying equity in the net assets of an equity method investee that is recognized as goodwill shall not be amortized. Equity method investments shall continue to be reviewed for impairment in accordance with the relevant accounting literature.

            Upon adoption of Statement 142, Statement 141 will require us to evaluate our existing intangible assets and goodwill that were acquired in prior purchase business combinations, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, we will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, we will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

            In connection with the transitional goodwill impairment evaluation, Statement 142 will require us to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this we must identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. We will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and we must perform the second step of the transitional impairment test. In the second step, we must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which must be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in our statement of earnings.

            In addition, any unamortized negative goodwill existing at the date Statement 142 is adopted must be written off as the cumulative effect of a change in accounting principles.

            As of the date of adoption, the Company expects to have unamortized goodwill in the amount of Rs. 656 million, which will be subject to the transition provisions of Statements 141 and 142. Amortization expense related to goodwill was Rs. 45 million, Rs. 1 million, and Rs. 44 million for the year ended March 31, 2001, and the three months ended June 30, 2000, and 2001. Because of the extensive effort needed to comply with adopting Statements 141 and 142, it is not currently practicable to reasonably estimate the impact of adopting these Statements on our financial statements, including whether any transitional impairment losses will be required to be recognized as cumulative effect of a change in accounting principle.

            Effective April 1, 2001, we adopted the guidance in EITF 00-14:
Accounting for Certain Sales Incentives, EITF 00-22: Accounting for Points and Certain Other Time-Based or Volume-Based Sales, Incentive Offers and Offers for Free Products or Services to be Delivered in the Future and EITF 00-25: Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer. Reported data for previous periods have been reclassified to make it comparable with the current presentation. These reclassifications had no impact on reported earnings.

                                  RISK FACTORS

                          RISKS RELATED TO OUR COMPANY

OUR REVENUES ARE DIFFICULT TO PREDICT BECAUSE THEY CAN FLUCTUATE SIGNIFICANTLY GIVEN THE NATURE OF THE MARKETS IN WHICH WE OPERATE. THIS INCREASES THE LIKELIHOOD THAT OUR RESULTS COULD FALL BELOW THE EXPECTATION OF MARKET ANALYSTS, WHICH COULD CAUSE THE PRICE OF OUR EQUITY SHARES AND ADSS TO DECLINE.

Our revenues historically have fluctuated and may fluctuate in the future depending on a number of factors, including:

            - the size, timing and profitability of significant projects or product orders;

            - the proportion of services we perform at our clients' sites rather than at our offshore facilities;

            - seasonal changes that affect the change in the mix of services we provide to our clients or in the relative proportion of services and product revenues;

            - seasonal changes that affect purchasing patterns among our consumers of computer peripherals, personal computers, consumer care and other products;

            - the effect of seasonal hiring patterns and the time we require to train and productively utilize our new employees; and

            -           currency exchange fluctuations.

            Approximately 61% of our total operating expenses in our Global IT Services business, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in operating results in any particular quarter. We believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Thus, it is possible that in the future some of our quarterly results of operations may be below the expectations of public market analysts and investors, and the market price of our equity shares and ADSs could decline.

IF WE DO NOT CONTINUE TO IMPROVE OUR ADMINISTRATIVE, OPERATIONAL AND FINANCIAL PERSONNEL AND SYSTEMS TO MANAGE OUR GROWTH, THE VALUE OF OUR SHAREHOLDERS' INVESTMENT MAY BE HARMED.

            We have experienced significant growth in our Global IT Services business. We expect our growth to place significant demands on our management and other resources. This will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. Our continued growth will increase the challenges involved in:

            - recruiting and retaining sufficiently skilled technical, marketing and management personnel;

            - providing adequate training and supervision to maintain our high quality standards; and

            - preserving our culture, values and entrepreneurial environment.

If we are unable to manage our growth effectively, the quality of our services and products may decline, and our ability to attract clients and skilled personnel may be negatively affected. These factors in turn could negatively affect the growth of our Global IT Services business and harm the value of our shareholders' investment.

INTENSE COMPETITION IN THE MARKET FOR IT SERVICES COULD AFFECT OUR COST ADVANTAGES, WHICH COULD DECREASE OUR REVENUES.

            The market for IT services is highly competitive. Our competitors include software companies, IT companies, large international accounting firms and their consulting affiliates, systems consulting and integration firms, other technology companies and client in-house information services departments, both international and domestic. Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenue than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors, or that we will not lose clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as our ability to attract, motivate and retain skilled employees, the price at which our competitors offer comparable services, and the extent of our competitors' responsiveness to their clients' needs.

WAGES IN INDIA HAVE HISTORICALLY BEEN LOWER THAN WAGES IN THE UNITED STATES AND EUROPE, WHICH HAS BEEN ONE OF OUR COMPETITIVE ADVANTAGES. WAGE INCREASES IN INDIA MAY PREVENT US FROM SUSTAINING THIS COMPETITIVE ADVANTAGE AND MAY REDUCE OUR PROFIT MARGINS.

            Our wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. Unless we are able to continue to increase the efficiency and productivity of our employees, wage increases in the long term may reduce our profit margins.

THE ECONOMIC SLOWDOWN IN THE UNITED STATES MAY AFFECT OUR PROFITABILITY

            Nearly 60% of revenues of Global IT Services are from the United States. During an economic slowdown our clients in United States may reduce their IT spending significantly, which may, in turn, lower the demand for our services and affect our profitability. Though we continue to believe that during economic slowdown our competitive position would strengthen vis-a-vis domestic service providers in the United States, we have intensified our efforts to geographically diversify our revenue streams. To date, we have not been impacted by the perceived threat of a slowdown, however we cannot assure you that an economic slowdown in the United States will not impair our profitability.

OUR SUCCESS DEPENDS IN LARGE PART UPON OUR MANAGEMENT TEAM AND OTHER HIGHLY SKILLED PROFESSIONALS. IF WE FAIL TO RETAIN AND ATTRACT THESE PERSONNEL, OUR BUSINESS MAY BE UNABLE TO GROW AND OUR REVENUES COULD DECLINE, WHICH MAY DECREASE THE VALUE OF OUR SHAREHOLDERS' INVESTMENT.

            We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman and Managing Director. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Additionally, we may not be able to redeploy and retrain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences.

OUR GLOBAL IT SERVICES REVENUES DEPEND TO A LARGE EXTENT ON A SMALL NUMBER OF CLIENTS, AND OUR REVENUES COULD DECLINE IF WE LOSE A MAJOR CLIENT.

            While we currently derive, and believe we will continue to derive, a significant portion of our Global IT Services revenues from a limited number of corporate clients we continue to reduce our dependence on any revenues from service rendered to any one client. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenues. For the three months ended, June 30, 2000, and 2001, General Electric, our largest client in the three months ended June 30, 2000, and Nortel our largest client in the three months ended June 30, 2001, and the year ended March 31, 2001, accounted for 10%, 8%, and 8% of our Global IT Services revenues, respectively. For the same periods, our ten largest clients accounted for 47%, 42% and 45% of our Global IT Services revenues. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the only outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year.

RESTRICTIONS ON IMMIGRATION MAY AFFECT OUR ABILITY TO COMPETE FOR AND PROVIDE SERVICES TO CLIENTS IN THE UNITED STATES, WHICH COULD HAMPER OUR GROWTH AND CAUSE OUR REVENUES TO DECLINE.

            If U.S. immigration laws change and make it more difficult for us to obtain H-1B and L-1 visas for our employees, our ability to compete for and provide services to clients in the United States could be impaired. This in turn could hamper our growth and cause our revenues to decline. Our employees who work on site at client facilities or at our facilities in the United States on temporary and extended assignments typically must obtain visas. As of March 31, 2001, the majority of our personnel in the United States held H-1B visas (637 persons) or L-1 visas (347 persons). An H-1B visa is a temporary work visa, which allows the employee to remain in the U.S. while he or she remains an employee of the sponsoring firm, and the L-1 visa is an intra-company transfer visa, which only allows the employee to remain in the United States temporarily. Although there is no limit to new L-1 petitions, there is a limit to the aggregate number of new H-1B petitions that the U.S. Immigration and Naturalization Service may approve in any government fiscal year. We may not be able to obtain the H-1B visas necessary to bring critical Indian professionals to the United States on an extended basis during years in which this limit is reached. This limit was reached in March 2000 for the U.S. Government's fiscal year ended September 30, 2000. While we anticipated that this limit would be reached before the end of the U.S. Government's fiscal year, and made efforts to plan accordingly, we cannot assure you that we will continue to be able to obtain a sufficient number of H-1B visas.

OUR COSTS COULD INCREASE IF THE GOVERNMENT OF INDIA REDUCES OR WITHHOLDS TAX BENEFITS AND OTHER INCENTIVES IT PROVIDES TO US.

            Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for our Global IT Services business operated from specially designated "Software Technology Parks" in India and an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the three months ended June 30, 2000, 2001, and the year ended March 31, 2001, we realized tax benefits of Rs. 410 million, Rs. 670 million and Rs. 1,104 million, irrespectively, from such tax incentives. We are currently also eligible for exemptions from other taxes, including customs duties. The recently enacted Finance Act, 2000 phases out the ten year tax holiday over a ten year period from the financial year 1999-2000 to financial year 2008-2009. Our current tax holidays expire in stages by 2009. The Finance Act, 2000 also phases out the income tax deduction for profits derived from exporting technology services over the next five years. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the Government of India could enact similar laws in the future, which could further impair our other tax incentives.

WE FOCUS ON HIGH-GROWTH INDUSTRIES, SUCH AS NETWORKING AND COMMUNICATIONS. ANY DECREASE IN DEMAND FOR TECHNOLOGY IN SUCH INDUSTRIES MAY SIGNIFICANTLY DECREASE THE DEMAND FOR OUR SERVICES, WHICH MAY IMPAIR OUR GROWTH AND CAUSE OUR REVENUES TO DECLINE.

            Approximately 52% of our Global IT Services business is derived from clients in high growth industries who use our IT services for networking and communications equipment. Any significant decrease in the growth of these industries will decrease the demand for our services and could reduce our revenue.

OUR FAILURE TO COMPLETE FIXED-PRICE, FIXED-TIME FRAME CONTRACTS ON BUDGET AND ON TIME MAY NEGATIVELY AFFECT OUR PROFITABILITY, WHICH COULD DECREASE THE VALUE OF OUR SHAREHOLDERS' INVESTMENT.

            We offer a portion of our services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. Although we use specified software engineering processes and our past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed- time frame projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to accurately estimate the resources and time required for a project, future rates of wage inflation and currency exchange rates, or if we fail to complete our contractual obligations within the contracted time frame, our profitability may suffer.

DISRUPTIONS IN TELECOMMUNICATIONS COULD HARM OUR SERVICE MODEL, WHICH COULD RESULT IN A REDUCTION OF OUR REVENUES.

            A significant element of our business strategy is to continue to leverage and expand our software development centers in Bangalore, Chennai, Gurgaon, Hyderabad and Pune, India, as well as overseas. We believe that the use of a strategically located network of software development centers will provide us with cost advantages, the ability to attract highly skilled personnel in various regions of the country and the world, the ability to service clients on a regional and global basis, and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main offices in Bangalore, our clients' offices, and our other software development and support facilities. Although we maintain redundant facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications would result in a reduction of our revenues.

OUR INTERNATIONAL OPERATIONS SUBJECT US TO RISKS INHERENT IN DOING BUSINESS ON AN INTERNATIONAL LEVEL THAT COULD HARM OUR OPERATING RESULTS.

            While to date most of our software development facilities are located in India and in the United States, we intend to establish new development facilities, including potentially in Southeast Asia and Europe. We have not yet made substantial contractual commitments to establish any new facilities and we cannot assure you that we will not significantly alter or reduce our proposed expansion plans. Because of our limited experience with facilities outside of India, we are subject to additional risks including, among other things, difficulties in regulating our business globally, export requirements and restrictions, and multiple and possibly overlapping tax structures. Any of these events could harm our future performance.

WE MAY ENGAGE IN FUTURE ACQUISITIONS, INVESTMENTS, STRATEGIC PARTNERSHIPS OR OTHER VENTURES THAT MAY HARM OUR PERFORMANCE, DILUTE OUR SHAREHOLDERS AND CAUSE US TO INCUR DEBT OR ASSUME CONTINGENT LIABILITIES.

            We may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. We may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. If we acquire another company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. As of the date of this report, we have no agreement to enter into any material investment or acquisition transaction.

WE MAY BE LIABLE TO OUR CLIENTS FOR DAMAGES CAUSED BY SYSTEM FAILURES, WHICH COULD DAMAGE OUR REPUTATION AND CAUSE US TO LOSE CUSTOMERS.

            Many of our contracts involve projects that are critical to the operations of our clients' businesses, and provide benefits which may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for damages resulting from negligent acts, errors, mistakes or omissions in rendering our services, we cannot be assured that the limitations on liability we provide for in our service contracts will be enforceable in all cases, or that it will otherwise protect us from liability for damages.

RISKS RELATED TO INVESTMENTS IN INDIAN COMPANIES

            We are incorporated in India, and substantially all of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by political, social and economic developments affecting India, Government of India policies, including taxation and foreign investment policies, government currency exchange control, as well as changes in exchange rates and interest rates.

REGIONAL CONFLICTS IN SOUTH ASIA COULD ADVERSELY AFFECT THE INDIAN ECONOMY, DISRUPT OUR OPERATIONS AND CAUSE OUR BUSINESS TO SUFFER.

            South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and on the market for our services.

POLITICAL INSTABILITY OR CHANGES IN THE GOVERNMENT IN INDIA COULD DELAY THE LIBERALIZATION OF THE INDIAN ECONOMY AND ADVERSELY AFFECT ECONOMIC CONDITIONS IN INDIA GENERALLY, WHICH COULD IMPACT OUR FINANCIAL RESULTS AND PROSPECTS.

            Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed five times since 1996. The current Government of India, formed in October 1999, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. We cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

INDIAN LAW LIMITS OUR ABILITY TO RAISE CAPITAL OUTSIDE INDIA AND MAY LIMIT THE ABILITY OF OTHERS TO ACQUIRE US, WHICH COULD PREVENT US FROM OPERATING OUR BUSINESS OR ENTERING INTO A TRANSACTION THAT IS IN THE BEST INTERESTS OF OUR SHAREHOLDERS.

            Indian law constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company requires approval from relevant government authorities in India including the Reserve Bank of India. However, the Government of India currently does not require prior approvals for IT companies, subject to certain exceptions. Under any such exception, if the Government of India does not approve the investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be constrained. In addition, these restrictions, if applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, which would otherwise be beneficial for our company and the holders of our equity shares and ADSs.

INDIAN LAW IMPOSES FOREIGN INVESTMENT RESTRICTIONS THAT LIMIT A HOLDER'S ABILITY TO CONVERT EQUITY SHARES INTO ADSS, WHICH MAY CAUSE OUR EQUITY SHARES TO TRADE AT A DISCOUNT OR PREMIUM TO THE MARKET PRICE OF OUR ADSS.

            Recently the government of India has permitted two-way fungibility of ADRs, subject however to sectoral caps and certain conditions. Additionally, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Rs. 1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our equity shares to trade at a discount or premium to the ADSs.

            Except for limited circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. Since currency exchange controls are in effect in India, the Reserve Bank of India will approve the price at which equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, except in certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India he or she will have to obtain an additional Reserve Bank of India approval for each transaction. We cannot assure our ADS holders that any required approval from the Reserve Bank of India or any other government agency can be obtained on any terms or at all.

OUR ABILITY TO ACQUIRE COMPANIES ORGANIZED OUTSIDE INDIA DEPENDS ON THE APPROVAL OF THE GOVERNMENT OF INDIA. OUR FAILURE TO OBTAIN APPROVAL FROM THE GOVERNMENT OF INDIA FOR ACQUISITIONS OF COMPANIES ORGANIZED OUTSIDE INDIA MAY RESTRICT OUR INTERNATIONAL GROWTH, WHICH COULD NEGATIVELY AFFECT OUR REVENUES.

            The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India. The Government of India has recently issued a policy statement permitting acquisitions of companies organized outside India with a transaction value:

            - if in cash, effective April 28, 2001 up to 100% of the proceeds from an ADS offering; and

            - if in stock, the greater of $100 million or ten times the acquiring company's previous fiscal year's export earnings.

            We cannot assure you any required approval from the Reserve Bank of India and/or the Ministry of Finance or any other government agency can be obtained. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenues.

THE LAWS OF INDIA DO NOT PROTECT INTELLECTUAL PROPERTY RIGHTS TO THE SAME EXTENT AS THOSE OF THE UNITED STATES, AND WE MAY BE UNSUCCESSFUL IN PROTECTING OUR INTELLECTUAL PROPERTY RIGHTS. UNAUTHORIZED USE OF OUR INTELLECTUAL PROPERTY MAY RESULT IN DEVELOPMENT OF TECHNOLOGY, PRODUCTS OR SERVICES WHICH COMPETE WITH OUR PRODUCTS.

            Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

            The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent patent infringement claims. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company. Although there are no pending or threatened intellectual property lawsuits against us, if we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non- infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.



                          PART II -- OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

            We are not currently a party to any material legal proceedings.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

            On October 19, 2000, We completed our initial public offering in the United States, or US IPO, of 3,162,500 American Depositary Shares representing 3,162,500 equity shares, par value Rs. 2 per share (including the exercise of the underwriters' overallotment option consisting of 412,500 American Depositary Shares representing 412,500 equity shares), at a public offering price of $41.375 per American Depositary Share, pursuant to a registration statement filed on Form F-1 (File No. 333-46278) with the Securities Exchange Commission (the "Registration Statement"). All of the shares registered were sold. The managing underwriters were Morgan Stanley Dean Witter, Credit Suisse First Boston, and Banc of America Securities. Aggregate gross proceeds to Wipro (prior to deduction of underwriting discounts and commissions and expenses of the offering) were $130,848,438. There were no selling stockholders in the US IPO.

            We paid underwriting discounts and commissions of $5,888,180. The net proceeds from the offering after underwriting discounts and commissions are estimated to be $124,960,258.

            From the date of receipt, net proceeds from the offering have been invested in highly liquid money market instruments. No part of the net proceeds were used for any of the uses of proceeds stated in the Registration Statement and the funds are reserved for general corporate purposes. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

ITEM 3. DEFAULT UPON SENIOR SECURITIES

            None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

            None.

ITEM 5. OTHER INFORMATION

            None.

ITEM 6. EXHIBITS AND REPORTS

            The Exhibit Index attached hereto is incorporated by reference to this item.

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.



Dated: August 14, 2001                 WIPRO LIMITED




                                       By: /s/ Suresh C. Senapaty
                                           -------------------------------------
                                           Suresh C. Senapaty
                                           Executive Vice President, Finance

                                  EXHIBIT INDEX

  EXHIBIT NUMBER                    DESCRIPTION OF DOCUMENT
  --------------                    -----------------------
        *3.1        Articles of Association of Wipro Limited, as amended.

        *3.2        Memorandum of Association of Wipro Limited, as amended.

        *3.3        Certificate of Incorporation of Wipro Limited, as amended.

        *4.1 Form of Deposit Agreement (including as an exhibit, the form of American Depositary Receipt).

        *4.2        Wipro's specimen certificate for equity shares.

        19.1 Wipro Quarterly report to the shareholders for the quarter ended June 30, 2001.


----------
* Incorporated by reference to exhibits filed with the Registrant's Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.